Exhibit 2.1
Execution Version
AGREEMENT AND PLAN OF MERGER
By and among
Global Cash Access, Inc.,
Card Acquisition Subsidiary, Inc.,
And
Cash Systems, Inc.
Dated as of June 13, 2008

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(continued)

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(continued)

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(continued)

		Page

8.6	Severability	58
8.7	Remedies Cumulative; Specific Performance	58
8.8	Governing Law; Jurisdiction and Venue; WAIVER OF JURY TRIAL	58
8.9	Rules of Construction	58
8.10	Assignment	59
8.11	Attorneys’ Fees	59

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SCHEDULES
Company Disclosure Schedule
Schedule 6.3(f)          -          Calculation of Working Capital
EXHIBITS

Exhibit A	-	Form of Certificate of Merger
Exhibit B	-	Form of FIRPTA Notice
Exhibit C	-	Form of IRS Notice
Exhibit D	-	Redemption Agreement
Exhibit E	-	Subject Matter of Legal Opinion

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AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 13, 2008 (the “Execution Date”), by and among Cash Systems, Inc., a Delaware corporation (the “Company”), Global Cash Access, Inc., a Delaware corporation (“Parent”), and Card Acquisition Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). An index of the defined terms used in this Agreement can be found in Appendix I hereto.
RECITALS
WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, and determined the Merger to be in the best interests of their respective corporations and stockholders and have approved and declared advisable this Agreement;
WHEREAS, pursuant to the Merger, among other things, each outstanding share of capital stock of the Company shall be converted into cash at the rate set forth herein; and
WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and other agreements in connection with this Agreement.
NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE I
THE MERGER
1.1 The Merger. Subject to and in accordance with the terms and conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, which shall be the surviving corporation (the “Surviving Corporation”) in the Merger, and the separate existence of Merger Sub shall thereupon cease. The name of the Surviving Corporation shall remain Cash Systems, Inc. The Merger shall have the effects set forth in the applicable provisions of the Delaware General Corporation Law, as amended (“Delaware Law”).
1.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the “Closing”) shall take place as soon as practicable and in any event not later than two (2) business days after the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or at such other time as the parties hereto agree (the “Closing Date”). The Closing shall take place at the offices of Parent, 3525 East Post Road, Suite 120, Las Vegas, Nevada 89120, or at such other location as the parties hereto agree. As soon as practicable following the Closing, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger, in the form attached hereto as Exhibit A with such changes as the parties may agree (the “Certificate of Merger”), with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of such filing with the Secretary of State of the State of Delaware being the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
1.4 Certificate of Incorporation; Bylaws.
(a) At the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated in the form of Exhibit A to the Certificate of Merger and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until duly amended as provided by Delaware Law.
(b) At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until duly amended as provided by Delaware Law and such Bylaws.
1.5 Directors and Officers. The parties hereto shall take all actions necessary so that, at the Effective Time, (a) the directors of Merger Sub, serving in such capacity immediately prior to the Effective Time, shall be the directors of the Surviving Corporation and (b) the officers of Merger Sub, holding office immediately prior to the Effective Time, shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws of the Surviving Corporation.
1.6 Effect on Capital Stock.
(a) Conversion of Company Common Stock. By virtue of the Merger and without any further action on the part of Parent, the Company, Merger Sub or the holders of any of the Company’s capital stock, at the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, but excluding any shares canceled pursuant to Section 1.6(b) and any Dissenting Shares, will be automatically canceled, extinguished and converted into the right to receive the Per Share Common Stock Consideration, without interest.
(b) Cancellation of Company Capital Stock Owned by the Company, Parent and Subsidiaries. At the Effective Time, all shares of Company Capital Stock that are held by the Company as treasury stock (including any Company Preferred Stock) and each share of Company Capital Stock owned by any direct or indirect wholly owned subsidiary of the Company shall be canceled and extinguished without any rights to conversion thereof and no consideration shall be delivered in exchange therefore. At the Effective Time, any shares of Company Capital Stock that are owned by Parent, Merger Sub or any other wholly owned subsidiary of Parent shall be canceled and retired and extinguished without any conversion thereof and no consideration shall be delivered in exchange therefor.

(c) Treatment of Company Options. At the Effective Time, each Company Option will be canceled and will only entitle the holder of such Company Option to receive, as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (x) the total number of shares subject to such Company Option times (y) the excess, if any, of the Per Share Common Stock Consideration over the exercise price under such Company Option, subject to withholding for applicable income, employment and other taxes as required by applicable law, provided that neither Parent nor Company shall be liable to any holder of a Company Option for insufficient withholding. Prior to the Effective Time, the Company agrees to provide notice to the holders of Company Options as to the cancellation of the Company Options in accordance with this Section 1.6(c), subject to reasonable review and approval of the notice by Parent.
(d) Adjustments to Per Share Common Stock Consideration. The Per Share Common Stock Consideration shall only be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Capital Stock), reclassification, reorganization, recapitalization or other like change with respect to Company Common Stock occurring after the Execution Date and prior to the Effective Time, so as to provide holders of Company Common Stock the same economic effect, in the aggregate, as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reclassification, reorganization, recapitalization or like change.
(e) Capital Stock of Merger Sub. At the Effective Time, each share of common stock of Merger Sub, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.
(f) Redemption of Convertible Notes and Warrants. Immediately prior to the Effective Time, all of the Company’s outstanding Second Amended and Restated Senior Secured Convertible Notes (the “Convertible Notes”) and all of the Company’s outstanding Second Amended and Restated Warrants to Purchase Common Stock (the “Warrants”) shall have been redeemed and cancelled pursuant to the Redemption Agreement in the form attached hereto as Exhibit D (the “Redemption Agreement”).
1.7 Surrender of Certificates.
(a) Paying Agent. U.S. Bank, N.A. or another bank or trust company of national reputation designated by Parent and reasonably acceptable to the Company shall act as the paying agent (the “Paying Agent”) in the Merger.

(b) Parent to Provide Cash. No later than the Effective Time, Parent shall deposit with the Paying Agent for exchange in accordance with this Article I, through such reasonable procedures as Parent may adopt, cash in an aggregate amount sufficient to permit payment pursuant to Section 1.6(a) in exchange for shares of Company Capital Stock outstanding immediately prior to the Effective Time, less any amounts required to be withheld from such cash under any applicable Laws. All interest or other amounts earned with respect to funds made available to the Paying Agent shall be for the account of Parent.
(c) Exchange Procedures.
(i) As soon as reasonably practicable after the Effective Time, but no later than five (5) business days thereafter, Parent shall cause to be mailed to each holder of record of a certificate or certificates (each, a “Certificate”, and collectively, the “Certificates”) that immediately prior to the Effective Time represented outstanding shares of Company Capital Stock, whose shares were converted into the right to receive cash pursuant to Section 1.6(a), (1) a letter of transmittal in customary form as Parent and the Company may reasonably specify prior to the Closing (which letter shall specify that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon receipt of such Certificate by the Paying Agent), and (2) instructions for surrendering of the Certificates in exchange for cash.
(ii) Upon surrender of a Certificate to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a cash payment pursuant to Section 1.6(a), without interest by check or wire transfer of same-day funds (if so requested). In the event of a transfer of ownership of shares of Company Capital Stock that is not registered in the transfer records of the Company, payment pursuant to Section 1.6(a) may be made to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Surviving Corporation that any applicable stock transfer Taxes have been paid or are not applicable.
(iii) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of such fact by a stockholder of the Company (a “Company Stockholder”) claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will pay such Company Stockholder in exchange for such lost, stolen or destroyed Certificate, that amount of cash that such Company Stockholder shall be entitled to receive pursuant to Section 1.6(a). When authorizing such payment in exchange therefor, the Paying Agent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to give the Paying Agent a reasonable form of bond as indemnity, as it shall direct in accordance with (and amounts prescribed by) its customary practices, policies and procedures, against any claim that may be made against the Paying Agent with respect to the Certificate alleged to have been lost, stolen or destroyed. As a further condition to payment with respect to any Certificate that shall have been lost, stolen or destroyed, Parent may require such Company Stockholder to whom payment is to be made to agree in writing to indemnify and hold harmless Parent with respect to any loss or expense incurred by Parent as a result of the loss, theft or destruction of such Certificate.

(d) No Liability. Notwithstanding anything to the contrary contained in this Section 1.7, none of the Paying Agent, Parent, the Surviving Corporation or any other party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.
1.8 No Further Ownership Rights in Company Capital Stock. After the Effective Time there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be exchanged and canceled as provided in this Article I. Until Certificates representing shares of Company Stock that are outstanding immediately prior to the Effective Time are surrendered pursuant to Section 1.7, such Certificates will be deemed, for all purposes, to evidence only ownership of the right to receive cash in the amounts determined in accordance with Section 1.6(a).
1.9 Withholding Rights. Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as Parent and the Surviving Corporation are required to deduct and withhold with respect to such delivery and payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of any applicable tax Law. To the extent that amounts are so withheld, such withheld amounts shall be paid over to the appropriate Tax Authority as required by applicable Law and shall be treated for all purposes of this Agreement as having been delivered and paid to the holder of shares of Company Common Stock in respect of which such deduction and withholding was made by Parent and the Surviving Corporation.
1.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further deeds, bills of sale, assignments or assurances or other action is necessary or desirable to carry out the purposes of this Agreement and to vest, perfect or confirm of record or otherwise in the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Company, Parent and the Surviving Corporation are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.
1.11 Appraisal Rights.
(a) Notwithstanding anything in this Agreement to the contrary, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time and that is held by a Company Stockholder who has properly demanded and perfected such Company Stockholder’s appraisal rights and demanded to be paid the fair value of such shares in accordance with Section 262 of Delaware Law (collectively, the “Dissenting Shares”), shall not be converted into the right to receive cash pursuant to Section 1.6(a), but the holder thereof shall be entitled to such rights as are granted by Delaware Law and the Surviving Corporation shall make all payments to the holders of such Dissenting Shares with respect to such demands in accordance with Delaware Law; provided that if any such holder shall, prior to or after the Effective Time, have failed to perfect or shall have lost its appraisal right under Delaware Law, each share of Company Common Stock held by such holder shall thereupon be deemed to have been converted into, as of the Effective Time, solely the right to receive the cash pursuant to Section 1.6(a).

(b) The Company shall give Parent prompt notice of any demands received by the Company for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law relating to stockholders’ rights of appraisal that are received by the Company prior to the Effective Time. The Company shall not, except with the prior written consent of Parent and Merger Sub, make any payment with respect to, settle, or offer to settle, or offer to make any payment to settle, any such demands or approve any withdrawal of any such demands. On and after the Effective Time, the Parent shall conduct all negotiations and proceedings with respect to any demand for appraisal.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (a) as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the United States Securities and Exchange Commission (“SEC”) on April 1, 2008, as amended by Amendment No. 1 thereto filed on Form 10-K/A filed with the SEC on April 29, 2008 (the “Form 10-K”), or (b) as disclosed in any other form, statement, certification, report or other documents filed or furnished by the Company with the SEC under the Exchange Act since April 1, 2008, or (c) as disclosed in a document of even date herewith and delivered by the Company to Parent prior to the execution and delivery of this Agreement and referring by section or sub-section number to the representations and warranties in this Agreement (the “Company Disclosure Schedule”); provided that any such disclosure shall qualify only the disclosure under the section or sub-section number referred to in the Company Disclosure Schedule and any other section or sub-section of this Article II to the extent that it is reasonably apparent from the text of such disclosure that such disclosure also qualifies or applies to such other sections or sub-sections, the Company hereby represents and warrants to Parent as follows:
2.1 Organization, Standing and Power.
(a) Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of the Company and its subsidiaries has the corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Company Material Adverse Effect. The Company has delivered or made available to Parent complete and correct copies of the Certificate of Incorporation and Bylaws or other charter documents, as applicable, of the Company and each of its subsidiaries, each as amended to date, and each as so delivered is in full force and effect. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents.

(b) Section 2.1(b) of the Company Disclosure Schedule sets forth a true and complete list of each of the Company’s subsidiaries, showing the jurisdiction of organization of each such subsidiary, the jurisdictions where each of the Company and its subsidiaries are qualified to do business, and with respect to foreign subsidiaries, the contact information for any local counsel or agent representing such foreign subsidiary. The Company is the owner of all outstanding shares of capital stock or other equity interests of each of its subsidiaries, free and clear of any lien or other encumbrance, and all such shares and interests are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with all applicable legal requirements, except for such noncompliance as has not resulted and would not reasonably be expected to result in a Company Material Adverse Effect. Except as indicated in Section 2.1(b) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by the Company or any of its subsidiaries in accordance with and pursuant to the Company’s formal investment policy and comprising less than 1% of the outstanding stock of such company. Neither the Company nor any of its subsidiaries has agreed, is obligated to make any future investment in, or capital contribution or loan to, any other Person. Neither the Company nor any of its subsidiaries owns, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”).
(c) The Company has made available to Parent complete and correct, in all material respects, copies of the minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the stockholders, the Board of Directors and each committee of the Board of Directors of the Company and each of its subsidiaries held since December 31, 2005.
2.2 Capital Structure.
(a) The authorized capital stock of the Company consists solely of (i) 50,000,000 shares of Company Common Stock, of which there are 18,765,663 shares issued and outstanding; and (ii) no shares of Company Preferred Stock. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances, other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by Law, the Certificate of Incorporation or Bylaws of the Company or any agreement to which the Company is a party or by which it is bound. All outstanding shares of Company Capital Stock were issued in compliance with all applicable securities Laws and all other legal requirements, except for such noncompliance as has not resulted and would not reasonably be expected to result in a Company Material Adverse Effect.
(b) As of the Execution Date, the Company has reserved:
(i) 1,000,000 shares of Company Common Stock for issuance to directors, employees and consultants pursuant to the 2005 Equity Incentive Plan, of which 335,000 shares are subject to outstanding, unexercised options, and 284,250 shares are available for issuance thereunder; and

(ii) 2,500,000 shares of Company Common Stock for issuance to directors, employees and consultants pursuant to the 2001 Stock Option Plan, of which 780,000 shares are subject to outstanding, unexercised options, and no shares are available for issuance thereunder.
All shares of Company Capital Stock subject to issuance as aforesaid have been duly authorized and, upon issuance on the terms and conditions specified in the Company Option Plans, would be validly issued, fully paid and nonassessable. The Company has not issued any shares of Company Capital Stock that are unvested or subject to any repurchase option, risk of forfeiture or similar condition.
(c) Except for, as of the date hereof (1) Company Stock Options outstanding under the Company Stock Option Plans, and (2) the Convertible Notes and Warrants, in each case as described in Section 2.2(b), on the date hereof there are no, and as of the Effective Time there will be no, options, warrants, calls, rights, commitments or agreements of any character to which the Company or any of its subsidiaries is a party or by which it is bound obligating the Company or any of its subsidiaries to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Capital Stock or any other equity or similar interests in the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Section 2.2(c) of the Company Disclosure Schedule sets forth a true and complete list as of the Execution Date of all holders of outstanding Company Options under each of the Company Stock Option Plans, including the date of grant, number of shares of Company Capital Stock subject to each such option, the exercise or vesting schedule, the exercise price per share, the term of each such option and whether the vesting will be accelerated by the execution of this Agreement or consummation of the Merger or by termination of employment or change of position following consummation of the Merger. All outstanding Company Options are fully vested and exercisable as of the Execution Date. There are no Contracts relating to the voting or registration of Company Capital Stock (i) between or among the Company and any of its securityholders and (ii) to the Company’s knowledge, between or among any of the Company’s securityholders.
(d) The terms of the Company Stock Option Plans, together with the terms of the stock option award agreements between the Company and the holders of the Company Options, permit the treatment of the Company Options as provided for in this Agreement, without the consent or approval of the holders of the Company Stock Options, the Company Stockholders, or otherwise, subject to the amendment of certain stock option award agreements granted under the 2001 Stock Option Plan after the Execution Date but prior to the Effective Time. True and complete copies of all forms of agreements and instruments relating to or issued under the Company Stock Option Plans, or otherwise relating to the issuance of Company Options, have been provided to Parent and such forms of agreements and instruments have not been amended, modified or supplemented, and, except as otherwise expressly contemplated herein, there are no agreements to amend, modify or supplement such forms of agreements or instruments in any case from the forms provided to Parent. Each Company Option (including those Company Options previously exercised or terminated or otherwise canceled) (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Stock Option Plan pursuant to which it was issued, except for such noncompliance with applicable Laws that has not resulted and would not reasonably be expected to result in a Company Material Adverse Effect, (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, (iii) has a grant date identical to the date on which the Company’s Board of Directors or Compensation Committee actually awarded such Company Option, and (iv) qualifies for the tax and accounting treatment afforded to such Company Option in the Company’s tax returns and the Company SEC Documents, respectively. The Company is in compliance, and has at all times since January 6, 2006 been in compliance, with the applicable rules and regulations of The Nasdaq Global Market and its predecessor, and since such date has not received any notice from The Nasdaq Global Market or its predecessor asserting any non-compliance with any of such rules and regulations.
(e) The Company and the holders of all of the Convertible Notes and all of the Warrants have executed and delivered the Redemption Agreement pursuant to which the Company shall redeem all such Convertible Notes and all of such Warrants immediately prior to the Effective Time for an aggregate amount not to exceed $21,000,000 (as may be adjusted pursuant to the terms of such Redemption Agreement) plus all accrued but unpaid interest on the Convertible Notes through the date immediately preceding the date of such redemption.
2.3 Authority.
(a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject, in the case of consummation of the Merger, to receipt of the Requisite Stockholder Approval. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, other than the Requisite Stockholder Approval.
(b) This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws and equitable principles relating to or limiting creditors’ rights generally and by general principles of equity.
(c) Assuming compliance with (i) the filing of the Certificate of Merger as provided in Section 1.2; (ii) the filing with the SEC of the Proxy Statement; (iii) such filings as may be required under HSR and any other applicable antitrust, merger control or anti-competition Laws of any foreign country; (iv) the filing by the Company of Current Reports on Form 8-K with the SEC in accordance with applicable federal securities Laws; and (v) any notice described in Section 5.12, the execution and delivery of this Agreement by the Company does not, and the execution of the other agreements contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or result in any violation of, any provision of the Certificate of Incorporation or Bylaws of the Company, in each case, as amended, (ii) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under any Company Authorization, or (iii) conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under any legal requirement applicable to the Company or any of its subsidiaries, subject, in the case if clauses (ii) and (iii) to such conflicts, violations and defaults as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.
(d) Except as set forth on Section 2.3(d) of the Company Disclosure Schedule, no consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency, commission or council or other governmental authority or instrumentality, foreign, federal, state, local and tribal, including but not limited to any gaming regulatory authority (each, a “Governmental Entity”) is required with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.2, (ii) the filing with the SEC of the Proxy Statement, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities Laws and the securities Laws of any foreign country, (iv) such filings as may be required under HSR and any other applicable antitrust, merger control or anti-competition Laws of any foreign country; (v) the filing of current reports by the Company on Form 8-K with the SEC in accordance with applicable federal securities Laws; (vi) any notice described in Section 5.12; and (viii) such other consents, authorizations, orders, filings, approvals and registrations that, if not obtained or made, would not reasonably be expected to result in a Company Material Adverse Effect.
2.4 SEC Documents, Financial Statements.
(a) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and other documents required to be filed or furnished by it with the SEC under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since December 31, 2005 (all such forms, statements, certifications, reports and other documents filed or furnished by the Company with the SEC since such date, including all information included therein by reference, collectively, the “Company SEC Documents”). As of their respective filing dates, each Company SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected, supplemented or superseded by a Company SEC Document filed prior to the date hereof. To the Company’s knowledge, none of the Company SEC Documents is subject to ongoing SEC review or outstanding SEC comment. No subsidiary of the Company is required to file or furnish any forms, statements, certifications, reports or other documents with the SEC.

(b) The financial statements of the Company, including the notes thereto, included in the Company SEC Documents (the “Company Financial Statements”) (i) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, (ii) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements, included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC), and (iii) fairly present in all material respects the consolidated financial condition and results of operations of the Company and its subsidiaries as of the respective dates and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments). The Company does not intend to correct or restate, and there is not any basis to restate, any of the Company Financial Statements.
(c) Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (“SOX”) and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents, and, to the knowledge of the Company, the statements contained in such certifications are true and correct. For purposes of the foregoing sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any of its subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.
(d) Neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its subsidiaries in the Company’s or such subsidiary’s published financial statements or other of the Company SEC Documents.
(e) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f) The Company has in place the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the chief executive officer and chief financial officer of the Company to engage in the review and evaluation process mandated by the Exchange Act and the rules promulgated thereunder. The Company’s “disclosure controls and procedures” are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.
(g) Except as disclosed in the Company SEC Documents, since December 31, 2005, the Company has not received from its independent auditors any oral or written notification of a (i) “reportable condition,” or (ii) “material weakness” in the Company’s internal controls. For purposes hereof, the terms “reportable condition” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards 60, as in effect on the date hereof.
(h) Except as indicated in Section 2.4(h) of the Company Disclosure Schedule or in the Form 10-K, neither the Company nor any of its subsidiaries has any (i) indebtedness for borrowed money, (ii) indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security, (iii) accounts payable to trade creditors and accrued expenses not arising in the ordinary course of business, (iv) amounts owing as deferred purchase price for the purchase of any property, or (v) guarantees with respect to any indebtedness or obligation of a type described in clauses (i) through (iv) above of any other Person (collectively, “indebtedness”).
2.5 Absence of Certain Changes. Since December 31, 2007 (the “Company Balance Sheet Date”), the Company and its subsidiaries have conducted their respective businesses only in the ordinary course of business and there has not occurred: (i) any Company Material Adverse Effect, (ii) any acquisition, sale or transfer (including by license) of any material asset by the Company or any of its subsidiaries, (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company or any revaluation or write-down by the Company of any of its or any of its subsidiaries’ assets, (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the Company Capital Stock, or any direct or indirect redemption, purchase or other acquisition by the Company of any Company Capital Stock, or any sale or issuance, or the authorization of any sale or issuance, of any Company Capital Stock or any other equity interest in the Company or any of its subsidiaries (other than the issuance of Company Common Stock pursuant to the valid exercise of properly granted Company Options), (v) any action to amend or change the Certificate of Incorporation or Bylaws of the Company, (vi) any negotiation or agreement by the Company or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (v) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement), or (vii) any material loss, damage or destruction to, or any material interruption in the use of, any material assets of the Company or any of its subsidiaries (whether or not covered by insurance).

2.6 Absence of Undisclosed Liabilities.
(a) Neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than (i) those set forth or adequately provided for in the balance sheet (the “Company Balance Sheet”) and accompanying notes thereto included in the Company Financial Statements in the Form 10-K, (ii) those incurred in the ordinary course of business before, on or after the Company Balance Sheet Date and not required to be set forth in the Company Balance Sheet under GAAP, (iii) those incurred in the ordinary course of business since the Company Balance Sheet Date that would not have a Company Material Adverse Effect, and (iv) those incurred in connection with the execution of this Agreement.
(b) Section 2.6(b) of the Company Disclosure Schedule sets forth a list of the maximum amount of all expenses, costs or other fees (consisting of all accountant, attorney, financial advisor and investment banker fees, but excluding liabilities arising from the obligation to pay premiums for the D&O Policy) incurred or that may be incurred by the Company or any of its subsidiaries in connection with the execution of this Agreement and the transactions contemplated hereby (collectively, “Transaction Fees”). The Company has provided Parent copies of definitive and binding written agreements between the Company and each of such accountants, attorneys, financial advisors, investment bankers and all other professional services providers to whom Transaction Fees are or may become owing.
2.7 Litigation. Except as listed in Section 2.7 of the Company Disclosure Schedule, there is no material private or governmental action, suit, proceeding, claim, arbitration, or any governmental or, to the knowledge of the Company, private investigation (each such action, suit, proceeding, claim, arbitration and investigation, a “Proceeding”), pending before any Governmental Entity or arbitral panel, foreign or domestic, or, to the knowledge of the Company, threatened against the Company, any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such), that would prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to have a Company Material Adverse Effect. There is no judgment, decree or order against the Company or any of its subsidiaries, or, to the knowledge of the Company, any of their respective directors or officers (in their capacities as such), that would prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to have a Company Material Adverse Effect. Section 2.7 of the Company Disclosure Schedule also lists, to the Company’s knowledge, all litigation that the Company or any of its subsidiaries has pending as of the Execution Date.
2.8 Governmental Authorization. The Company and each of its subsidiaries has obtained each federal, state, county, local, tribal or foreign governmental consent, license, permit, grant, franchise, variance, exemption or other authorization of a Governmental Entity (i) pursuant to which the Company or any of its subsidiaries currently operates or holds any interest in any of its properties, or (ii) that is required for the operation of the Company’s or any of its subsidiaries’ business or the holding of any such interest, in each case subject to such exceptions as would not reasonably be expected to have a Company Material Adverse Effect ((i) and (ii) herein collectively called the “Company Authorizations”), and all of such Company Authorizations are in full force and effect.

2.9 Title to Personal Property. The Company and each of its subsidiaries has good and valid title to or, with respect to leased personal property and assets, valid and enforceable leasehold interests in, all of their respective material personal properties, interests in material personal properties and material assets reflected in the Company Balance Sheet or acquired after the Company Balance Sheet Date, each of which properties and assets having an individual book value of $100,000 or above are listed on Section 2.9 of the Company Disclosure Schedule (except Intellectual Property and any properties, interests in properties and assets sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business), in each case free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) liens for current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as (individually and collectively) do not and will not in any material respect detract from or interfere with the value or use of the properties subject thereto or affected thereby, or otherwise in any material respect impair business operations involving such properties, (iii) liens securing indebtedness which is reflected on the Company Balance Sheet, and (iv) liens that in the aggregate would not have a Company Material Adverse Effect. The material plants, property and equipment of the Company and its subsidiaries that are used in the operations of its business are in good operating condition and repair, subject to normal wear and tear, except where the failure to be in good operating condition or repair would not have a Company Material Adverse Effect.
2.10 Intellectual Property.
(a) The Company and its subsidiaries own (free and clear of all liens and encumbrances, other than non-exclusive licenses granted in the ordinary course of business), or are licensed or have valid rights to use (or otherwise possess legally enforceable rights to use), and after the Effective Time the Surviving Corporation will so own or be licensed or have valid rights to use, (i) all U.S., international and foreign patents, patent applications, reissues, divisions, renewals, extensions, continuations and continuations-in-part thereof, (ii) all trade secrets, know how, rights in data or databases, inventions and proprietary information, (iii) all copyrights (whether registered or unregistered and whether or not relating to a published work), copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world, (iv) all industrial designs and any registrations and applications therefor throughout the world, (v) all mask works and any registrations and applications therefor throughout the world, (vi) all trade names, fictitious business names, trade dress, logos, registered Internet domain names, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world, and (vii) any equivalent rights to any of the foregoing throughout the world (collectively, “Intellectual Property”) that is used or necessary for the conduct of the business of the Company and its subsidiaries as currently conducted by the Company and its subsidiaries and, except as set forth in Section 2.10(f) of the Company Disclosure Schedule, none of the Intellectual Property of the Company or its subsidiaries is subject to any outstanding judicial order, decree, judgment or stipulation or agreement materially restricting the licensing, assignment, transfer, use or conveyance thereof by the Company or the applicable subsidiary; in each case subject to such exceptions as would not reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor its subsidiaries has granted any exclusive licenses or other exclusive rights under its Intellectual Property to any third party.
(c) Section 2.10(c) of the Company Disclosure Schedule lists:
(i) all issued patents, all registered trademarks, all registered trade names, all registered service marks, all registered copyrights, all registered maskworks, and all pending applications relating to any of the foregoing included in the Intellectual Property owned by the Company or any of its subsidiaries (“Company Registered Intellectual Property”), including the jurisdictions in which each such Company Registered Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed,
(ii) all material licenses, sublicenses and other Contracts as to which the Company or any of its subsidiaries is a party and pursuant to which any Person is authorized to use any material Intellectual Property owned by the Company or any of its subsidiaries, and
(iii) all licenses, sublicenses and other Contracts as to which the Company or any of its subsidiaries is a party and pursuant to which the Company or any of its subsidiaries is authorized to use any material third party Intellectual Property, other than end-user licenses entered into in the ordinary course of business relating to off-the-shelf “shrink-wrap” software (“Third Party Intellectual Property Rights”).
None of the Company Registered Intellectual Property has been adjudged invalid or unenforceable, and the Company has no knowledge of any information or facts that would render any Company Registered Intellectual Property invalid or unenforceable or would adversely affect any pending applications, except as set forth on Section 2.10(f) of the Company Disclosure Schedule. There are no pending adversarial proceedings challenging the validity or enforceability of such registrations or applications, except that any pending applications are the subject of normal examination proceedings by the USPTO and/or corresponding foreign patent offices, except as set forth on Section 2.10(f) of the Company Disclosure Schedule.
(d) To the Company’s knowledge, there is no, nor has there been any unauthorized use, disclosure, infringement or misappropriation of any material Intellectual Property rights of the Company or any of its subsidiaries by any third party, including any current or former employee or consultant of the Company or any of its subsidiaries. There are no pending adversarial proceedings involving the Company or any of its subsidiaries with respect to any Intellectual Property rights of the Company or its subsidiaries or any Intellectual Property that is exclusively licensed to the Company or any of its subsidiaries, except that any pending applications are the subject of normal examination proceedings by the USPTO and/or corresponding foreign patent offices. Neither the Company nor any of its subsidiaries has entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any of the Intellectual Property of the Company or its subsidiaries or any Intellectual Property that is exclusively licensed to the Company or any of its subsidiaries.

(e) The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not cause the material breach, modification, cancellation, forfeiture, termination, or suspension of, or acceleration of any payments with respect to, any license, sublicense or other agreement described in Section 2.10(c)(ii) or 2.10(c)(iii).
(f) All patents and registered trademarks, registered service marks and registered copyrights held by the Company or any of its subsidiaries are subsisting and in force and effect. Neither the Company nor any of its subsidiaries are infringing (either through the conduct of its business or by the design, development, manufacturing, marketing, licensing, use or sale of its products and services) any license, patent, copyright, service mark, trademark, trade name, trade secret or other Intellectual Property of any other Person or third party, nor do any such actions violate any right of any Person (including any right of privacy or publicity) or constitute unfair trade or competition. Neither the Company nor any of its subsidiaries has received any written notice or other written communication of any actual, alleged, possible or potential infringement of any Intellectual Property owned or licensed to any other Person or third party or any violation of any other rights of any other Person (including any right of privacy or publicity) or any unfair trade or competition. There are no pending adversarial Proceedings, nor has the Company or any of its subsidiaries received any written notice, with respect to (i) any alleged infringement by the Company or its subsidiaries of any Third Party Intellectual Property Rights, (ii) any alleged unfair competition or trade practices by the Company or its subsidiaries, or (iii) any challenge of any Company Registered Intellectual Property, except as set forth on Section 2.10(f) of the Company Disclosure Schedule. Neither the Company nor any of its subsidiaries has been sued or threatened in writing to be sued in any Proceeding that involves a claim of infringement or violation of any Intellectual Property of any third party. Neither the Company nor any of its subsidiaries has brought any Proceeding for infringement of Intellectual Property of the Company or any of its subsidiaries or breach of any license or agreement involving Intellectual Property of the Company or any of its subsidiaries against any third party.
(g) The Company has secured written assignments, from all consultants and employees who contributed to the creation or development of the Intellectual Property of the Company or its subsidiaries embodied in the Products, of the rights to such contributions that the Company does not already own by operation of Law. To the extent that any third party has been retained to develop or create Intellectual Property for the Company or any of its subsidiaries, the Company or such subsidiary has obtained either (i) ownership of such Intellectual Property or (ii) a license thereto sufficient for the current conduct of its business. As used in this Agreement, “Products” shall mean products of the Company and its subsidiaries marketed, sold or distributed by the Company or its subsidiaries during the thirty-six (36) month period immediately preceding the Closing Date.
(h) The Company and its subsidiaries have taken reasonable and appropriate steps to protect and preserve the proprietary nature of its material Intellectual Property and to maintain in confidence trade secrets and confidential information comprising a part thereof (“Confidential Information”), including obtaining, when appropriate in connection with the disclosure of such Confidential Information to a third party, a written confidentiality agreement between the Company and such third party, all of which are substantially in the form of the form of confidentiality agreement provided to Parent by the Company.
(i) Section 2.10(c) of the Company Disclosure Schedule identifies the status of the Company’s patent and trademark applications.
(j) Neither the Company nor any of its subsidiaries has incorporated any “open source” software into any of the Products in a manner that requires the Company to provide public disclosure or general availability of the source code for such Products (other than the unmodified version of such “open source” software itself and immaterial portions of source code of such Products designed to interface other portions of such Products with such “open source” software). Neither the Company nor any of its subsidiaries has published the source code of any of the Products in the public domain. No software Product or portion of any software Product is subject to the GNU Public License, Lesser GNU Public License or Mozilla Public License or any similar “open source” license.
(k) The Company and its subsidiaries maintain reasonable electronic data protection and back-up systems to protect and maintain the integrity and prevent the loss of critical data, information, developments, inventions, source code or other proprietary or confidential information developed by the Company or its subsidiaries.
(l) Except as described in Section 2.10(l) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person; none of the Intellectual Property of the Company or any of its subsidiaries is required to be licensed under any agreement with such organizations; and none of the Intellectual Property of the Company or any of its subsidiaries has been submitted to any licensing entity, standards body or representative thereof for a determination of essentiality to or inclusion in an industry standard, nor has any request been made therefor by a third party. The Company and its subsidiaries are in material compliance with all rules and regulations of any organization identified in Section 2.10(l) of the Company Disclosure Schedule.
(m) Neither the Company nor any of its subsidiaries is obligated to indemnify, defend, hold harmless or reimburse any other Person with respect to, and has not otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential infringement of Intellectual Property of any Person.
(n) Neither the execution or performance of this Agreement, nor the Merger or any of the other transactions contemplated hereby, will result in: (i) Parent’s or the Surviving Company’s granting or being obligated to grant to any third party any right to any Intellectual Property Right owned by, or licensed to, either Parent or the Surviving Company; (ii) either Parent’s or the Surviving Company’s being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses; or (iii) either Parent’s or the Surviving Company’s being contractually obligated to pay any royalties or other amounts to any third party in excess of those obligated to be payable by the Surviving Company prior to the Closing Date.

(o) To the knowledge of the Company, no software Product contains any material bug, defect or error (including any bug, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of date data) that materially and adversely affects the use, functionality or performance of such software Product or any Product using, containing or including such software Product.
(p) No software Product contains any “back door”, “drop dead device”, “time bomb”, “Trojan horse”, “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (ii) damaging or destroying any data or file without the user’s consent.
2.11 Environmental Matters. Neither the Company nor any of its subsidiaries is, or at any time has been, in violation of any Environmental Laws, where such violation (individually or collectively with all other such violations) has had or would be reasonably likely to have a Company Material Adverse Effect. No material expenditures are currently required or anticipated by the Company to be required in order to comply with any such Environmental Laws. As used herein, “Environmental Laws” means all Laws governing, regulating or otherwise affecting the environment, or occupational health or safety, including the federal Clean Air Act, the federal Clean Water Act, the federal Resource Conservation and Recovery Act, the federal Comprehensive Environmental Response, Compensation and Liability Act, the federal Toxic Substances Control Act and their state and local counterparts. The term “Hazardous Materials” means the existence in any form of polychlorinated biphenyls, asbestos or asbestos containing materials, urea formaldehyde foam insulation, oil, gasoline, petroleum, petroleum products and petroleum-derived substances (other than in vehicles operated in the ordinary course of business), pesticides and herbicides, and any other chemical, material or substance regulated under any Environmental Laws. To the knowledge of the Company, the Company and its subsidiaries has operated all facilities and properties owned, leased or operated by it in material compliance with the Environmental Laws; and no Hazardous Materials have been stored, used, disposed of, treated, released or discharged by the Company or any of its subsidiaries in material violation of Environmental Laws. Neither the Company nor any of its subsidiaries has received any notice from any Governmental Entity claiming any material violation of any Environmental Law, or requiring any material work, repairs, construction, investigation, alterations, noise reduction, cleanup or installation, that has not been fully complied with; and neither the Company nor any of its subsidiaries has received any notice claiming that a release of Hazardous Materials has occurred or exists on, in or under any facility or property owned, leased or operated currently or in the past by the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has in its possession any reports of environmental consultants relating to the properties of the Company or its subsidiaries.
2.12 Taxes.

(a) The Company and each of its subsidiaries has timely filed all material Tax Returns that it was required to file, and such Tax Returns are true, correct and complete in all material respects. All Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other material Taxes are payable by the Company or any subsidiary with respect to any period ending prior to the date of this Agreement, whether or not shown due or reportable on such Tax Returns, other than Taxes for which adequate accruals have been provided in the Company Financial Statements or amounts payable with respect to periods or portions of periods after the Company Balance Sheet Date. The Company and each of its subsidiaries has withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto. Neither the Company nor any subsidiary has any material liability for unpaid Taxes accruing after the date of its latest Financial Statements except for Taxes incurred in the ordinary course of business. There are no liens for Taxes on the properties of the Company or any of its subsidiaries, other than liens for Taxes not yet due and payable.
(b) No Tax Returns of the Company or any of its subsidiaries have been audited. The Company has delivered or made available to Parent correct and complete copies of all Tax Returns filed, examination reports, and statements of deficiencies assessed or agreed to by the Company or any of its subsidiaries for the last five (5) years. Neither the Company nor any of its subsidiaries has waived any statute of limitations in respect of any Tax or agreed to an extension of time with respect to any Tax assessment or deficiency.
(c) Neither the Company nor any of its subsidiaries is a party to or bound by any tax indemnity agreement, tax sharing agreement, tax shelter vehicle or similar Contract. Except as indicated in Section 2.12(c) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to any joint venture, partnership, or other arrangement or Contract that could be treated as a partnership or “disregarded entity” for United States federal income tax purposes.
(d) Neither the Company nor any of its subsidiaries is obligated under any agreement, Contract or arrangement that may result in the payment of any amount that would not be deductible by reason of Sections 162(m) or 280G of the Code.
(e) Neither the Company nor any of its subsidiaries has been or, to its knowledge, will be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions, events or accounting methods employed prior to the Merger other than any such adjustments required as a result of the Merger. Neither the Company nor any of its subsidiaries has filed any disclosures under Section 6662 of the Code or comparable provisions of state, local or foreign Law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return. Neither the Company nor any of its subsidiaries has engaged in a “reportable transaction” within the meaning of the Treasury Regulations under Section 6011 of the Code. Neither the Company nor any of its subsidiaries is currently or has been a United States real property holding corporation (within the meaning of Section 897(c)(2) of the Code) during the applicable periods specified in Section 897(c)(1)(A)(ii) of the Code.

(f) Neither the Company nor any of its subsidiaries has been the “distributing corporation” (within the meaning of Section 355(c)(2) of the Code) with respect to a transaction described in Section 355 of the Code within the three (3) year period ending as of the date of this Agreement.
(g) For purposes of this Agreement, the following terms have the following meanings: “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a “Tax Authority”) responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period, and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a transferee of or successor to any Person, or as a result of any express or implied obligation to indemnify any other Person. As used herein, “Tax Return” shall mean any return, statement, report or form (including estimated tax returns and reports, withholding tax returns and reports and information reports and returns) filed or required to be filed with respect to Taxes, including any amendments thereto.
2.13 Employee Benefit Plans.
(a) The following terms shall be defined as follows:
(i) “Defined Benefit Plan” shall mean a plan described in Section 3(35) of ERISA that is subject to the minimum funding standards set forth in Section 302 of ERISA and Section 412 of the Code.
(ii) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
(iii) “Member of the Controlled Group” shall mean each trade or business, whether or not incorporated, that would be treated as a single employer with the Company under Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code.
(iv) “Multiemployer Plan” shall mean a Defined Benefit Plan described in Section 3(37) of ERISA.
(b) Section 2.13(b) of the Company Disclosure Schedule lists (i) all material “employee benefit plans” within the meaning of Section 3(3) of ERISA, (ii) all employment agreements, including any individual benefit arrangement, policy or practice with respect to any current or former employee or director of the Company or Member of the Controlled Group, and (iii) all other employee benefit, bonus or other incentive compensation, stock option, stock purchase, stock appreciation, severance pay, lay-off or reduction in force, change in control, sick pay, vacation pay, salary continuation, retainer, leave of absence, educational assistance, service award, employee discount, fringe benefit plans, arrangements, policies or practices, in each case that the Company or any Member of the Controlled Group maintains, to which any of them contributes, or for which any of them has any obligation or liability (collectively, the “Plans”).
(c) None of the Plans is a Defined Benefit Plan, and neither the Company nor any Member of the Controlled Group has ever sponsored, maintained or contributed to, or ever been obligated to contribute to, a Defined Benefit Plan.
(d) None of the Plans is a Multiemployer Plan, and neither the Company nor any Member of the Controlled Group has ever contributed to, or ever been obligated to contribute to, a Multiemployer Plan.
(e) Except as set forth on Section 2.13(e) of the Company Disclosure Schedules, the Company does not maintain or contribute to any Plan that provides health benefits to an employee after the employee’s termination of employment or retirement except as required under Section 4980B of the Code and Sections 601 through 608 of ERISA, or similar provisions of any other applicable Law.
(f) Each Plan that is an “employee benefit plan,” as defined in Section 3(3) of ERISA, complies in all material respects by its terms and in operation with the requirements provided by any and all Laws, orders or governmental rules and regulations currently in effect and applicable to the Plan, including ERISA and the Code.
(g) All reports, forms and other documents required to be filed with any Governmental Entity or furnished to employees, former employees or beneficiaries with respect to any Plan (including summary plan descriptions, Forms 5500 and summary annual reports) have been timely filed and furnished and are accurate, except for those instances that, either individually or in the aggregate, would not have a Company Material Adverse Effect.
(h) Each Plan that is intended to be qualified under Section 401(a) of the Code (and any related trust intended to be exempt from tax under Section 501(a) of the Code) is the subject of a favorable determination letter by the Internal Revenue Service (“IRS”), or the plan sponsor is entitled to rely on a favorable advisory or opinion letter issued with respect to such plan document in accordance with IRS Announcement 2001-77 (or subsequent official IRS guidance). Each applicable Plan has been administered in substantial compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001 and subsequent legislation enacted through the date hereof. To the knowledge of the Company, nothing has occurred since the date of the IRS’s favorable determination letter (or opinion letter, if applicable) that would adversely affect the qualification of such Plan or the tax exempt status of its related trust.
(i) All employer contributions required to be made to the Plans by the Company for all periods ending prior to the Closing Date (including periods from the first day of the current plan year to the Closing Date) have been timely made in accordance with the terms of the Plans and applicable Law prior to the Closing Date by the Company or have been reserved against on the Company Financial Statements.
(j) All insurance premiums required to be made by the Company with regard to the Plans through the Closing Date have been or will have been paid in full prior to the

Closing Date, subject only to normal retrospective adjustments in the ordinary course, except for those instances that, either individually or in the aggregate, would not have a Company Material Adverse Effect.
(k) Except as otherwise provided in this Agreement or set forth on Section 2.13(k) of the Company Disclosure Schedules, the consummation of the Merger will not (in and of itself) entitle any employee of the Company to any material severance pay or material acceleration of the time of payment or vesting of any compensation or benefits from the Company or trigger any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under, or materially increase the amount payable or trigger any other material obligation pursuant to, any Plan.
(l) No Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) to which the Company or any Member of the Controlled Group is a party has been operated in a manner that fails to comply with the requirements of Sections 409A(a)(2), (a)(3), and (a)(4) by its terms and the applicable provisions of IRS Notice 2005-1, except for those instances that, either individually or in the aggregate, would not have a Company Material Adverse Effect, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Plan, employment agreement, or other contract, plan, program, agreement, or arrangement.
(m) Except as set forth on Section 2.13(m) of the Company Disclosure Schedules, with respect to each Plan: (i) to the Company’s knowledge, no prohibited transactions (as defined in Section 406 or 407 of ERISA or Section 4975 of the Code) have occurred for which a statutory exemption is not available; (ii) no action or claims (other than routine claims for benefits made in the ordinary course of Plan administration for which Plan administrative review procedures have not been exhausted) are pending, or to the knowledge of the Company, threatened or imminent against or with respect to the Plan, the Company or any Member of the Controlled Group that is participating (or that has participated) in any Plan or any fiduciary (as defined in Section 3(21) of ERISA), of the Plan; (iii) neither the Company, nor to the Company’s knowledge, any fiduciary has any knowledge of any facts that could give rise to any such action or claim; and (iv) it provides that it may be amended or terminated at any time. None of the Plans will be subject to any surrender fees, market value adjustment, deferred sales charges, commissions, or other fees or charges upon termination other than the normal and reasonable administrative fees associated with their amendment, transfer or termination.
(n) Neither the Company nor, to the knowledge of the Company, any Member of the Controlled Group has any material liability or is, to the knowledge of the Company, threatened with any material liability (whether joint or several) (i) for any excise tax imposed by Sections 4971, 4975, 4976, 4977 or 4979 of the Code, or (ii) to a fine under Section 502 of ERISA.
(o) All of the Plans, to the extent applicable, are in material compliance with the continuation of group health coverage provisions contained in Section 4980B of the Code and Sections 601 through 608 of ERISA.

(p) True, correct and complete copies of each Plan listed in the Company Disclosure Schedule, and, pertaining to each Plan, to the extent applicable, (i) all amendments thereto and all related trust documents, administrative service agreements, group annuity Contracts, group insurance Contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Plan; (ii) all IRS determination, opinion, notification and advisory letters; (iii) all material written communications to any employee or employees relating to any Plan and any proposed Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any material liability to the Company or any of its subsidiaries received by employees in the last three (3) years; (iv) all correspondence to or from any governmental agency relating to any Plan since January 1, 2005; (v) nondiscrimination test reports for each applicable Plan for the last three (3) years; and (vi) all reports, forms and other documents required to be filed with any Governmental Entity in the last three (3) years (including Forms 5500 and summary annual reports for all plans subject to ERISA) have been delivered or made available to Parent. There are no negotiations, demands or proposals that are pending that concern matters now covered, or that would be covered, by the type of agreements that are considered Plans required to be listed in Section 2.13(b) of the Company Disclosure Schedule.
(q) Neither the Company nor any Member of the Controlled Group has, prior to the Effective Time and in any material respect, violated any of the requirements of the Family and Medical Leave Act of 1993, the requirements of the Health Insurance Portability and Accountability Act of 1996, the requirements of the Women’s Health and Cancer Rights Act of 1998, the requirements of the Newborns’ and Mothers’ Health Protection Act of 1996, or any amendment to each such act, or any similar provisions of state Law applicable to its employees.
2.14 Certain Agreements Affected by the Merger. Except as set forth on Section 2.14 of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any material payment (including any severance, unemployment compensation, golden parachute or bonus payment) becoming due to any director, officer, agent or employee of the Company or any of its subsidiaries or any other third party (e.g. a landlord, vendor or customer of the Company), (ii) materially increase any benefits otherwise payable by the Company or any of its subsidiaries to their respective employees or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
2.15 Employee Matters.
(a) The Company and each of its subsidiaries are in compliance in all material respects with all currently applicable Laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and are not engaged in any unfair labor practice, except where the failure to be in compliance with such Laws and practices or the engagement in unfair labor practices has not had and would not be reasonably expected to have a Company Material Adverse Effect. The Company and each of its subsidiaries have in all material respects withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to their respective employees; and are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. Neither the Company nor its subsidiaries is a party to any Contract with a customer that requires the Company to give preferential treatment to any Person with respect to offers of employment or continued employment with the Company or any of its subsidiaries.
(b) To the Company’s knowledge, neither the Company nor any of its subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending claims against the Company or any of its subsidiaries under any workers’ compensation plan or policy or for long term disability that are not covered by insurance. Neither the Company nor any of its subsidiaries has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except obligations that would not have a Company Material Adverse Effect. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any of its subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to result in a Proceeding against the Company or any of its subsidiaries before any Governmental Entity except for such Proceeding that would not have a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union Contract, nor does the Company know of any activities or proceedings of any labor union or organization of any such employees.
(c) To the Company’s knowledge, no employees of the Company or its subsidiaries are in violation of any term of any employment Contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its subsidiaries because of the nature of the business conducted by the Company or its subsidiaries or to the use of trade secrets or proprietary information of others. No employees that are considered key to the operations or the business of the Company or any of its subsidiaries have given notice to the Company or its subsidiaries.
2.16 Insurance. The Company has made available to Parent all material policies of insurance for the Company and each of its subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and the Company and its subsidiaries are otherwise in compliance with the terms of such policies and bonds except for any noncompliance that would not jeopardize coverage under such policies or bonds. The Company does not have knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.
2.17 Compliance With Laws; Credit Card Association Rules.
(a) Each of the Company and its subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to any Law with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as has not had and would not be reasonably expected to have a Company Material Adverse Effect.

(b) The Company holds and is not in violation of any Company Authorizations necessary for the Company and its subsidiaries to own, lease or operate its properties and assets and to carry on its business as presently conducted. No suspension, cancellation, modification, revocation or nonrenewal of any Company Authorization is pending or, to the knowledge of the Company, threatened. Except as set forth in Section 2.17(b) of the Company Disclosure Schedule, the Surviving Corporation will continue to have the use and benefit of all Company Authorizations following consummation of the Merger. Other than those Company Authorizations that any employee, officer, director, shareholder or agent is specifically required by any Governmental Entity to personally hold, no Company Authorization is held in the name of any employee, officer, director, shareholder, agent or otherwise on behalf of the Company or its subsidiaries. There are no Company Authorizations for any jurisdiction where the Company or its subsidiaries currently do not conduct any business.
(c) Each of the Company and its subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to any rules or regulations imposed by any credit card association with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as has not had and would not be reasonably expected to have a Company Material Adverse Effect.
2.18 Brokers’ and Finders’ Fees. Except for its engagement letter with Deutsche Bank AG dated January 31, 2008 as amended on June 13, 2008 and its engagement letter with Alpine Advisors LLC dated January 30, 2008 as amended on June 12, 2008, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement, the Merger or any other transaction contemplated hereby. The Company has furnished to Parent accurate and complete copies of all agreements under which any such finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges have been paid or may become payable to, and all indemnification and other agreements related to the engagement of Deutsche Bank AG and Alpine Advisors LLC.
2.19 Vote Required. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date set for the Company Stockholders Meeting in favor of the adoption of this Agreement and the transactions contemplated hereby (the “Requisite Stockholder Approval”) is the only vote of the holders of any of the Company Capital Stock necessary to approve this Agreement and the transactions contemplated hereby under applicable Law and the Certificate of Incorporation and Bylaws of the Company.
2.20 Board Approval. The Board of Directors of the Company has unanimously (i) approved this Agreement and the Merger, (ii) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, and (iii) resolved to recommend that the stockholders of the Company approve this Agreement and the Merger and the transactions and actions contemplated hereby (such recommendation, the “Company Board Recommendation”) and (iv) directed that this Agreement be submitted to the stockholders of the Company for their adoption.

2.21 Customers and Suppliers.
(a) Section 2.21 of the Company Disclosure Schedule lists each customer of the Company and the related Contracts from whom the Company generated at least $50,000 in gross revenue during the fiscal year ended December 31, 2007; and no such customer and no supplier of the Company or any of its subsidiaries has canceled or otherwise terminated or made any written threat to the Company or any of its subsidiaries to cancel or otherwise terminate its relationship with the Company or any of its subsidiaries, or at any time on or after the Company Balance Sheet Date has decreased materially its services or supplies to the Company or any of its subsidiaries in the case of any such supplier, or its usage of the services or products of the Company in the case of such customer, and to the Company’s knowledge, no such supplier or customer intends to cancel or otherwise terminate its relationship with the Company or any of its subsidiaries or to decrease materially its services or supplies to the Company or any of its subsidiaries or its usage of the services or products of the Company or any of its subsidiaries, as the case may be. Neither the Company nor any of its subsidiaries has breached in any material respect any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of the Company or any of its subsidiaries. The Company is current on all commission payments to which its customers may be entitled and there are no outstanding disputes, disagreements or unresolved claims between the Company and its customers with respect to such commission payments.
(b) No director, officer or other affiliate of the Company or any of its subsidiaries has or has had, directly or indirectly, any economic or beneficial interest (other than in his or her role as director or officer of the Company or any of its subsidiaries or as the holder of any Company Common Stock) in any customer or supplier of the Company or any of its subsidiaries.
2.22 Contracts.
(a) Except for (i) those Contracts listed in Section 2.22(a) of the Company Disclosure Schedule, indicating for each Contract the applicable sub-section of this Section 2.22(a), or (ii) filed as exhibits to the Company SEC Documents (such Contracts, together with the Contracts listed in Section 2.10(c), Section 2.13(b) and Section 2.21 of the Company Disclosure Schedule, being collectively referred to herein as the “Material Contracts”) neither the Company nor any of its subsidiaries is a party to or bound by:
(i) any distributor, sales, agency or manufacturer’s representative, consulting or technology sharing arrangements involving in the case of any such Contract or arrangement payments of more than (or that could reasonably be expected to be more than) $100,000 over any twelve (12) consecutive month period;
(ii) any continuing Contract with vendors for the purchase of materials, supplies, equipment or services involving in the case of any such Contract payments of more than $100,000 over any twelve (12) consecutive month period;

(iii) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money or indebtedness, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;
(iv) any Contract for capital expenditures in excess of $100,000 in the aggregate;
(v) any Contract limiting, or purporting to limit, in any material respect, the freedom of the Company or its subsidiaries or affiliates at any time to engage in any line of business, to acquire any product or asset from any other Person outside the ordinary course of business, to sell any product or asset to, or to perform any service for, any Person outside the ordinary course of business, or to compete with any other Person, including any Contract providing for exclusivity or any similar requirement, granting to the other party “most favored nation” terms, or which could limit in any material respect the freedom of the Surviving Corporation to continue the development, manufacture, marketing or distribution of the Company’s products and services or operation of the Company’s business after the Effective Time in substantially the same manner as the Company as of the Execution Date;
(vi) any confidentiality, secrecy or non-disclosure Contract that, individually, materially affects or could be reasonably anticipated to materially affect the business or operations of the Company or its subsidiaries;
(vii) any Contract pursuant to which the Company or any of its subsidiaries is a lessor of real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other tangible personal property involving in the case of any such tangible personal property contact more than $100,000 over the life of the Contract;
(viii) any Contract with any Person with whom the Company does not deal at arm’s length, including any affiliate of the Company or any of its subsidiaries;
(ix) any Contract that provides for the indemnification of any officer, director, employee or agent outside of the ordinary course of business;
(x) any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person;
(xi) any Contract pursuant to which any bank or financial institution provides or supplies vault cash to the Company or any of its subsidiaries;
(xii) any Contract with an armored car carrier;
(xiii) any joint venture, partnership or joint research and development Contract;

(xiv) any Contract the terms of which materially change upon the occurrence of the Merger or a change of control or any Contract that impairs or reduces the Company’s rights, accelerates or increases the Company’s obligations, or gives any party thereto other than the Company the right to terminate the Contract upon the occurrence of the Merger or a change of control, which change, impairment, reduction, acceleration, increase or termination would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect; or
(xv) any other Contract that is a material Contract to the Company or its subsidiaries.
(b) Neither the Company nor its subsidiaries is a party to any Contract with a customer of the Company that: (i) incorporates by reference all or any portion of such customer’s request for proposal (i.e. “RFP”) or the Company’s response to such RFP, or (ii) is terminable by the customer upon providing thirty (30) days or less prior notice to the Company.
2.23 No Breach of Material Contracts. All Material Contracts are in the written form previously provided to Parent, and all unexecuted versions of such Material Contracts that have been previously provided to Parent are complete and accurate versions of the executed versions of such Material Contracts. Except for such Material Contracts that remain executory, each of the Company and its subsidiaries has performed all of the material obligations required to be performed by it as of the Execution Date and is entitled to all benefits under, and, to the Company’s knowledge, is not alleged to be in material breach or default in respect of any Material Contract. Each of the Material Contracts is in full force and effect (except for those Material Contracts that expire after the Execution Date in accordance with their terms as of the Execution Date) and enforceable against the other party thereto, unamended except as provided to Parent, and there exists no default or event of default or event, occurrence, condition or act, with respect to the Company or its subsidiaries or, to the Company’s knowledge, with respect to the other contracting party, that, with the giving of notice, the lapse of the time or the happening of any other event or conditions, would become a default or event of default under any Material Contract or would give any Person the right to exercise any remedy, or the right to any rebate, chargeback, refund, penalty or change in delivery schedule, except to the extent as would not be reasonably expected to have a Company Material Adverse Effect.
2.24 Third Party Consents. Section 2.24 of the Company Disclosure Schedule lists all Contracts that require a novation or consent to the Merger or change of control, as the case may be, prior to the Effective Time so that such Contracts may remain in full force and effect after the Closing.
2.25 Real Property Leases.
(a) Neither the Company nor any of its subsidiaries owns or has owned any real property. Section 2.25(a) of the Company Disclosure Schedule sets forth a list of all leases, licenses or similar agreements to which the Company or any of its subsidiaries is a party, that are for the use or occupancy of real estate owned by a third party (“Leases”) (copies of which have previously been furnished to Parent), in each case, setting forth: (i) the lessor and lessee thereof and the commencement date and term of each of the Leases, and (ii) the street address or legal description of each property covered thereby (the “Leased Premises”). The Leases are in full force and effect in all material respects, enforceable against the other parties thereto, and have not been amended. Neither the Company nor any of its subsidiaries and, to the knowledge of the Company, no other party thereto, is in default or breach under any such Lease and the Company is not aware of any event that has occurred that, with the passage of time or the giving of notice or both, would cause a breach of or default of the Company or any of its subsidiaries under any of such Leases, except to the extent such default would not have a Company Material Adverse Effect. Either the Company or its subsidiaries have valid leasehold interests in each of the Leased Premises, which leasehold interest is free and clear of any liens, covenants and easements or title defects of any nature whatsoever.
(b) With respect to the Leased Premises,
(i) to the knowledge of the Company there are no pending or threatened condemnation proceedings, suits or administrative actions relating to any such parcel or other matters affecting adversely the current use, occupancy or value thereof,
(ii) to the knowledge of the Company, all improvements, buildings and systems on any such parcel are in good repair and safe for their current occupancy and use,
(iii) neither the Company nor any of its subsidiaries has subleased, licensed or otherwise granted to any party or parties the right of use or occupancy of any such parcel or any portion of any such parcel, and there are no parties (other than the Company and its subsidiaries) in possession of any such parcel or any portion of any such parcel,
(iv) to the knowledge of the Company, there are no outstanding options or rights of first refusal or similar rights to purchase any such parcel or any portion thereof or interest therein, and
(v) all buildings and improvements located on each such parcel are supplied with utilities and other services necessary for their ownership, operation or use, currently or as currently proposed by the Company, and to the knowledge of the Company, all of these services are adequate in accordance with all applicable Laws, ordinances, rules and regulations.
2.26 Certain Payments; Certain Receivables. None of the Company, any of its subsidiaries, or any officer, director, employee, agent or representative of the Company or any of its subsidiaries has made, directly or indirectly, any bribe or kickback, illegal political contribution, payment from corporate funds that was incorrectly recorded on the books and records of the Company or any of its subsidiaries, unlawful payment from corporate funds to governmental, municipal or tribal officials in their individual capacities for the purpose of affecting their action or the actions of the tribe or jurisdiction that they represent to obtain favorable treatment in securing business or licenses or to obtain special concessions of any kind whatsoever, or illegal payment from corporate funds to obtain or retain any business.
2.27 Proxy Statement/Proxy. The information included or incorporated by reference in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to the stockholders of the Company, on the date of any amendment of supplement to the Proxy Statement, at the time of the Company Stockholders Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Parent.
2.28 Takeover Statutes. Assuming the accuracy of Parent’s representations in Section 3.7, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law (each, a “Takeover Statute”) is applicable to the Merger, except for such Laws as to which all necessary actions have been taken by the Company and its Board of Directors to render such Laws inapplicable to this Agreement and the transactions contemplated hereby and thereby and to permit the consummation of the Merger in accordance with the terms hereof.
2.29 Government Contracts. Neither the Company nor any of its subsidiaries is or has been a party to or bound by any Contract or subcontract with any Governmental Entity.
2.30 Company Products and Services. Each type of product and service sold, leased or delivered by the Company or any of its subsidiaries has been in conformity in all material respects with all applicable contractual commitments and all express warranties.
2.31 Privacy and Data Security.
(a) Except as set forth in Section 2.31(a) of the Company Disclosure Schedule, the Company and its subsidiaries have in place policies and procedures to comply with, and have substantially complied with all applicable Laws, their respective privacy policies, and all material requirements under any Contracts to which the Company or its subsidiaries is a party relating to privacy, data security, and data protection, including (i) Title V of the Gramm Leach Bliley Act, 15 U.S.C. § 6801 et seq. (the “GLB Act”); (ii) applicable federal regulations implementing the GLB Act (including those codified at 16 CFR Part 313); (iii) the Interagency Guidelines Establishing Standards For Safeguarding Borrower Information published in final form on February 1, 2001; (iv) SB 1—The California Financial Privacy Act and the California Online Privacy Protection Act; (v) all other applicable foreign, federal, state and local laws, rules, regulations, and orders relating to the privacy and security of personal information, including the federal Fair Credit Reporting Act, 15 U.S.C. § 1681 et seq., and similar state laws, and (vi) the Payment Card Industry Data Security Standards, in each of case (i)-(vi), as such may be amended, supplemented or succeeded from time to time (collectively “Privacy Regulation”), including with respect to the collection, storage, use, transfer, and disclosure of any personally identifiable information collected, stored, used, or held for use by the Company or its subsidiaries (“Personal Information”).
(b) The Company and its subsidiaries have taken all reasonable measures (and substantially all measures required by Privacy Regulations) and have implemented and shall maintain policies, practices and procedures to cause the Personal Information to be protected against unauthorized access, disclosure, use, modification, or other misuse or misappropriation, which policies, practices and procedures are (i) consistent with the

Payment Card Industry Data Security Standards and (ii) designed to meet the objectives of the Interagency Guideline Establishing Information Security Standards, published by the federal bank regulatory agencies, as amended from time to time. Company has not obtained an annual SAS 70 audit of the Company System. There is no Proceeding (including any audit or investigation) pending, or to the knowledge of the Company, threatened by any Person or any Governmental Entity involving the use, disclosure or transfer of any Personal Information by the Company or its subsidiaries, nor has the Company or its subsidiaries received any communication, written or oral, from any Governmental Entity regarding the use, storage, disclosure or transfer of any Personal Information. To the knowledge of the Company, no Privacy Regulation limits or prohibits the transfer of the Personal Information to Parent or its subsidiaries or otherwise limits Parent or its subsidiaries from succeeding to all rights and privileges of the Company and its subsidiaries with respect to such Personal Information. Except as set forth in Section 2.31(b) of the Company Disclosure Schedule, no Person has obtained unauthorized access to Personal Information stored on the computer systems owned or operated by the Company or its subsidiaries, nor has there been any other unauthorized acquisition of material computerized data of the Company or its subsidiaries that has compromised the security, confidentiality or integrity of any such Personal Information.
(c) The Company requires employees and contractors that access Personal Information or any network of the Company to satisfy a background investigation that it deems reasonable.
2.32 Fairness Opinion. The Company has been advised by its financial advisor, Deutsche Bank Securities Inc., that in such advisor’s opinion, as of the Execution Date, the consideration to be received by the stockholders of the Company in connection with the Merger is fair from a financial point of view, to the stockholders of the Company, a written copy of which opinion shall be delivered to Parent solely for informational purposes within two (2) business days following the Execution Date.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
3.1 Organization, Standing and Power. Parent and Merger Sub are corporations duly organized, validly existing and in good standing under the Laws of their respective jurisdictions of organization. Each of Parent and Merger Sub has the corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is duly qualified to do business and are in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Parent Material Adverse Effect. Parent is the owner of all outstanding shares of capital stock or other equity interests of Merger Sub.
3.2 Authority.

(a) Parent and Merger Sub each have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, as applicable.
(b) This Agreement has been duly executed and delivered by each of Parent and Merger Sub, as applicable, and constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against each of them by the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws and equitable principles relating to or limiting creditors’ rights generally and by general principles of equity. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Parent or the Certificate of Incorporation or Bylaws of Merger Sub, or (ii) any material mortgage, indenture, lease, Contract or other permit, concession, franchise, license, judgment, order, decree or Law applicable to Parent, Merger Sub or their respective properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions in subsection (ii) would not have had and would not be reasonably expected to have a Parent Material Adverse Effect.
(c) Except as otherwise would not have a Parent Material Adverse Effect, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of Merger, as provided in Section 1.2, (ii) any filings as may be required under applicable federal, state and local securities Laws and the securities Laws of any foreign country, and (iii) such filings as may be required under HSR and any other applicable antitrust or anti-competition Laws of any foreign country.
3.3 Board and Stockholder Approval. The Board of Directors of Parent has approved this Agreement. No action is necessary on the part of the stockholders of Parent in connection with this Agreement or the Merger.
3.4 Proxy Statement/Proxy. The information relating to Parent that is provided by Parent in writing for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to the stockholders of the Company, at the time of the Company Stockholders Meeting and at the Effective Time, as amended or supplemented at such time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied by the Company or relating to the Company that is contained in the Proxy Statement.

3.5 Funds. Parent and Merger Sub, as of the Effective Time, will have sufficient funds to consummate the Merger and the other transactions contemplated hereby in accordance with the terms set forth herein and to perform their respective obligations hereunder.
3.6 Litigation. As of the Execution Date, there is no material private or governmental Proceeding pending before any Governmental Entity or arbitral panel, foreign or domestic, or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that would prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to materially impair the ability of the Parent and Merger Sub to perform on a timely basis their obligations under this Agreement. As of the Execution Date, there is no judgment, decree or order against Parent or any of its subsidiaries, or to the knowledge of Parent, any of their respective directors or officers (in their capacities as such), that would prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement.
3.7 No Ownership Interest. Neither Parent nor Merger Sub owns, beneficially or of record, any shares of Company Common Stock and (ii) neither Parent nor Merger Sub within the last three years has owned, beneficially or of record, 15% or more of the outstanding Company Common Stock in the aggregate.
3.8 No Knowledge of Impaired Ability to Consummate. As of the Execution Date, neither Parent nor Merger Sub has knowledge of any fact or circumstances that are specific to Parent or Merger Sub, and do not pertain to or involve the Company, that Parent reasonably believes as of the Execution Date would prevent Parent or Merger Sub from fulfilling their material obligations under this Agreement and completing the transactions contemplated hereby.
ARTICLE IV
CONDUCT PRIOR TO THE EFFECTIVE TIME
4.1 Conduct of Business of the Company. From the Execution Date through the earlier of the termination of this Agreement or the Effective Time, the Company shall (except as otherwise consented to in writing by Parent) carry on its business, and cause its subsidiaries to carry on their respective businesses, in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all legal requirements and the requirements of all of the Material Contracts. The Company and its subsidiaries shall each use their commercially reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and key employees and to preserve their relationships with customers, suppliers, distributors, licensors, licensees and others with whom they have business dealings.
4.2 Restriction on Conduct of Business of the Company. From the Execution Date through the earlier of the termination of this Agreement or the Effective Time, except as permitted by the terms of this Agreement, or as otherwise consented to in writing by Parent, the Company shall not do, cause or permit any of the following, with respect to itself or any of its subsidiaries:

(a) Charter Documents. Cause or permit any amendments to its Certificate of Incorporation or Bylaws;
(b) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock (except for dividends or other distributions by any subsidiary only to the Company or any direct or indirect wholly owned subsidiary of the Company) or pay in kind in the form of shares of capital stock any amounts owing under the Convertible Notes; or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements in effect on the Execution Date providing for the repurchase of shares in connection with any termination of service to the Company;
(c) Stock Option Plans. Except as required by written contractual agreements existing as of the Execution Date and provided to Parent prior to the date hereof, accelerate, amend or change the period of exercisability or vesting of options, securities or other rights granted under the Company Stock Option Plans or authorize cash payments in exchange for any options or other rights granted under any of the above;
(d) Material Contracts. Enter into, terminate or breach any material Contract or commitment, terminate or dissolve any joint venture or partnership, or amend or otherwise modify or waive any of the terms of any of its material Contracts; provided that in no event shall the Company or any of its subsidiaries enter into any Contract, commitment or agreement (i) that grants any Person exclusive rights or “most favored party” rights of any type or scope, (ii) that provides any Person with equity, as compensation or otherwise, (iii) that contains any non-competition clauses or other material restrictions relating to its or any of its affiliates’ business activities, or (iv) that is not terminable by the Company upon 30 days prior written notice except in the case of this clause (iv) for Contracts, commitments or agreements as to which Parent has provided its prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned);
(e) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of Company Common Stock pursuant to the exercise of Company Options issued and outstanding on the Execution Date as described in Section 2.2;
(f) Intellectual Property. Transfer, license or otherwise convey to any Person any of its Intellectual Property or any rights to its Intellectual Property, other than in the ordinary course of business (which, without limiting the generality of the foregoing, shall not include any exclusive transfers, licenses or other conveyances) where such transfer, license or conveyance would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect;

(g) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets that are material, individually or in the aggregate, to the Company’s business, taken as a whole (for the avoidance of doubt, the Company’s check cashing, check verification and check warranty business shall be deemed to be material to the Company’s business);
(h) Indebtedness. Incur any indebtedness for borrowed money under existing credit lines or otherwise, or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;
(i) Leases. Enter into any material operating lease;
(j) Payment of Obligations. Pay, discharge, waive, settle or satisfy, except in the ordinary course of business for amounts that, together with related amounts, are not in excess of $100,000, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), except for payment of legal, accounting and banking fees in connection with this Agreement and the transactions contemplated hereunder in the amounts set forth in Section 2.6(b) of the Company Disclosure Schedule;
(k) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business in amounts that, together with all other such expenditures, additions and improvements, are (A) not in excess of $100,000 (excluding expenditures described in clause (3) below), (2) involve the capitalization of product development costs in the ordinary course of business, or (3) involve the purchase of automated teller machine hardware at an aggregate cost to the Company of not more than $165,000;
(l) Other Expenses. Except in the ordinary course of business, commit to or incur any other expenses (excluding discharge of indebtedness that is addressed in (j) above and capital expenditures that are addressed in (k) above) in an amount in excess of $100,000, and except for payment of legal, accounting and banking fees in connection with this Agreement and the transactions contemplated hereunder in the amounts set forth in Section 2.6(b) of the Company Disclosure Schedule;
(m) Insurance. Materially reduce the amount of any insurance coverage provided by existing insurance policies;
(n) Termination or Waiver. Terminate or waive any right of any material value to the Company;
(o) Employee Benefit Plans; New Hires; Pay Increases. Adopt or amend any Plan (or any plan or arrangement that would be a Plan if in effect on the Execution Date) or any other employee benefit or stock purchase or option plan, except as required under ERISA or as necessary to maintain the qualified status of such plan under the Code; hire any new officer level employee or any other employee outside the ordinary course of business; increase the compensation (including salary, bonuses, commission and all other forms of remuneration) of any employee, officer, director, consultant or contractor; or grant any bonuses, benefits or other forms of direct or indirect compensation to any employee, officer, director, consultant or contractor;

(p) Severance Arrangements. Grant any severance or termination pay to any director, officer or any employee, except for payments made pursuant to the Company’s existing written severance policies and written agreements outstanding on the Execution Date and disclosed to Parent prior to the date hereof in Section 2.13(b) of the Company Disclosure Schedule;
(q) Lawsuits. Commence a lawsuit, other than (i) for the routine collection of bills, (ii) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Parent prior to the filing of such a suit, or (iii) for a breach of this Agreement;
(r) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company’s business, taken as a whole;
(s) Taxes. Other than as required by GAAP or other applicable Law or regulation, make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of a material amount of Tax;
(t) Revaluation. Revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as required by GAAP; or
(u) Other. Take, or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (t) above or otherwise take any action that would make any of its representations or warranties contained in this Agreement untrue or incorrect in any material respect or prevent it from performing or cause it not to perform its obligations hereunder.
4.3 Acquisition Proposals.
(a) Except as expressly permitted by this Section 4.3, from the Execution Date until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VII, the Company shall not, and the Company shall not permit or authorize any of its subsidiaries or any of the officers, directors, employees, investment bankers, attorneys, accountants or other advisors or representatives (collectively, “Representatives”) of the Company or its subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage the making, submission or announcement of any Takeover Proposal, or (ii) other than with respect to Parent, Merger Sub or their Representatives, engage in, continue or otherwise participate in any negotiations or discussions regarding, disclose any information or data relating to, or afford access to the properties, books or records of the Company or any of its subsidiaries with respect to, any inquiry or proposal that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, or (iii) otherwise facilitate any effort or attempt to make a Takeover Proposal. Without limiting the generality of the foregoing, it is understood that any violation of the restrictions set forth in this Section 4.3(a) by any Representative of the Company or its subsidiaries shall be deemed to be a breach of this Section 4.3(a) by the Company.
(b) Notwithstanding anything to the contrary in this Agreement, prior to the Company Stockholders Meeting, if the Company receives a bona fide written Takeover Proposal that was not solicited in violation of this Section 4.3, and the Board of Directors of Company in good faith (i) determines (after consultation with its financial advisors) that such Takeover Proposal constitutes or is reasonably likely to result in a Superior Proposal, and (ii) determines (after consultation with its outside legal counsel) that the failure to take such action with respect to such Takeover Proposal would be a breach of its fiduciary duties to the stockholders of the Company under applicable Law, then the Company and its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives may take any of the actions otherwise prohibited by the terms of Section 4.3(a)(ii); provided, that Company first (A) notifies Parent in writing of such determination by the Company Board of Directors, (B) provides Parent with a true and complete copy of such Takeover Proposal, (C) provides Parent (within 12 hours of providing to such third party) with all information provided to such third party, written or oral, including but not limited to all documents containing or referring to information of Company that are supplied to such third party, and (D) provides any such non public information pursuant to a non-disclosure agreement at least as restrictive with respect to matters of confidentiality of information as the Confidentiality Agreement.
(c) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the Board of Directors of the Company may, in response to a Superior Proposal made after the date of this Agreement that was not solicited, initiated, encouraged or facilitated in breach of this Agreement, withhold, withdraw, qualify or modify the Company Board Recommendation or approve, recommend or otherwise declare advisable such Superior Proposal; provided that the Company shall not have violated any of the terms of this Section 4.3 or Sections 5.1 and 5.2 and that before and as a condition to taking any such action, (i) the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that such action is necessary to comply with its fiduciary obligations under applicable Law, (ii) the Company notifies Parent, in writing and at least five (5) business days before doing so, of its intention to take such action, attaching to such notice the most current version of such Superior Proposal (or a description of all material terms and conditions thereof), (iii) Parent fails to make, within five (5) business days of receipt of such written notification, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable to the Company Stockholders from a financial point of view as such Superior Proposal, and (iv) concurrently with taking such action, the Company terminates this Agreement pursuant to Section 7.1(a)(vi)(B). The Company shall make its senior executives available for discussions with Parent and otherwise shall negotiate in good faith with Parent with respect to the terms and conditions of this Agreement and the Merger during such five (5) business day period. Any material amendment to any Takeover Proposal will be deemed to be a new Takeover Proposal for purposes of this Section 4.3(c), including with respect to the notice period referred to in this Section 4.3(c).
(d) Notwithstanding anything herein to the contrary, the Company shall in all events call, give notice of, convene and hold the Company Stockholders Meeting and allow the Company Stockholders to vote on the Merger and transactions contemplated hereby, unless this Agreement shall have been terminated pursuant to Section 7.1 and the Company shall have paid to Parent all amounts payable to Parent pursuant to Section 7.3(b). The Company shall not submit to the vote of the Company Stockholders any Takeover Proposal, or propose to do so, prior to termination of this Agreement.
(e) The Company shall (i) notify Parent promptly, but in no event later than 24 hours, after receipt by it or any of its Representatives, of any Takeover Proposal (or any bona fide written notice from any Person that such Person is considering making a Takeover Proposal) or any request or inquiry in connection with any Takeover Proposal), including any request for non-public information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries, by any Person that has advised the Company that it may be considering making, or that it has made, a Takeover Proposal which notice shall include a true and complete copy of such Takeover Proposal or notice, request or inquiry, if it is in writing, or a summary thereof, if it is not in writing, and in any event shall include the terms and conditions of the Takeover Proposal and the identity of the Person making such Takeover Proposal or notice, request or inquiry; and (ii) keep Parent informed on a daily basis in all material respects of the status and details of, and promptly (and in any event within 24 hours) respond to all inquiries from Parent relating to, any such Takeover Proposal or such notice, request or inquiry, and provide to Parent promptly (and in any event within 24 hours) upon receipt of all documents and correspondence exchanged between the Company or any of its Representatives and the Person making such Takeover Proposal or notice, request or inquiry. In addition, the Company shall provide Parent: (i) with at least 48 hours prior written notice (or such lesser prior notice as provided to the members of the Board of Directors of the Company) of any meeting of the Board of Directors of the Company at which the Board of Directors of the Company is reasonably expected to consider a Takeover Proposal or any related notice or inquiry; and (ii) with at least three (3) business days prior written notice (or such lesser prior notice as provided to the members of the Board of Directors of the Company) of any meeting of the Board of Directors of the Company at which the Board of Directors of the Company is reasonably expected to recommend a Superior Proposal to its stockholders, and together with such notice provide a copy of drafts of definitive documentation relating to such Superior Proposal.
(f) Nothing in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act; provided that in no event shall the Company or the Board of Directors of the Company take any action prohibited by Section 4.3(c); and provided, further, that if such disclosure does not reaffirm the Company Board Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a change in the Company Board Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 7.1(a)(v)(C).

(g) For purposes of this Agreement, “Takeover Proposal” means any inquiry, offer or proposal for or relating to or any indication of interest in (whether written or oral), or any inquiry or proposal that constitutes or could reasonably be expected to lead to, any transaction or series of related transactions involving: (i) a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its subsidiaries, (ii) the acquisition in any manner, directly or indirectly, of 15% or more of the total voting power or of any class of equity securities of the Company or those of any of its subsidiaries, or (iii) the acquisition in any manner, directly or indirectly (including any lease or license), of 15% or more of the consolidated total assets of the Company and its subsidiaries, in each case other than the transactions contemplated by this Agreement.
(h) For purposes of this Agreement, “Superior Proposal” means a bona fide written Takeover Proposal that, if accepted by the Company is binding upon such third party, that was not solicited in any manner and that did not result from any breach of Section 4.3 made by a third party to acquire all or substantially all the assets (on a consolidated basis) of the Company or a majority of or total voting securities of the Company with respect to which: (1) financing, to the extent required, is then committed, and that in any event is not subject to any financing contingency (and does not contain any limit on the acquiring party’s liability in the event that financing is not obtained or closing does not otherwise occur) and (2) the Board of Directors of the Company has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms (taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal) and, if consummated, would result in a transaction more favorable to the Company Stockholders from a financial point of view than the transaction contemplated by this Agreement (taking into account any revisions to the terms of the transaction proposed by Parent pursuant to Section 4.3(c) or otherwise and the time likely to be required to consummate such Takeover Proposal).
ARTICLE V
ADDITIONAL AGREEMENTS
5.1 Proxy Statement. Subject to Section 7.1(a)(v)(C), as soon as reasonably practicable (and in any event within ten (10) business days) after the execution of this Agreement, the Company shall prepare and file with the SEC a proxy statement that complies in form with applicable SEC requirements, for use in connection with the solicitation of proxies from the Company Stockholders in favor of the adoption of this Agreement and the approval of the Merger at the Company Stockholders Meeting (as may be amended or supplemented from time to time, the “Proxy Statement”). If, at any time prior to the Effective Time, any event or information should be discovered by the Company or Parent that should be set forth in a supplement to the Proxy Statement, the Company or Parent, as applicable, shall promptly inform the other respective party. The Company shall give Parent a reasonable prior opportunity to comment on any filing, amendment or supplement to the Proxy Statement. The Company shall promptly advise Parent of any oral or written requests for amendment of the Proxy Statement or information with respect thereto or comments thereon by the SEC, and shall consult with Parent prior to making any written responses thereto. The Company shall respond promptly and in good faith to all comments from the SEC and shall otherwise use its commercially reasonable efforts to cause the Proxy Statement to be cleared by the SEC as promptly as practicable. Subject to Section 4.3, the Proxy Statement shall include the recommendation of the Board of Directors of the Company that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger. The Company shall cause the Proxy Statement, at the time that it is mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, to comply with applicable SEC requirements and to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that the Company makes no covenant with respect to statements made in the Proxy Statement based on information supplied by or on behalf of Parent for inclusion or incorporation by reference therein.
5.2 Meeting of Stockholders. Subject to Section 7.1(a)(v)(C), the Company shall take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to call, give notice of, convene and hold a meeting of the Company Stockholders at which such stockholders will consider and vote on a proposal to adopt this Agreement and approve the Merger (the “Company Stockholders Meeting”) as promptly as practicable after the Execution Date, and in any event within twenty five (25) business days after the date upon which the Proxy Statement is first mailed to the Company Stockholders. The Company shall so mail the Proxy Statement to the Company Stockholders within seven (7) calendar days after the date on which the SEC has indicated its clearance of the Proxy Statement. The Company shall give Parent no less than ten (10) business days advance notice of the date that shall be set as the “record date” for the Company Stockholders eligible to vote on this Agreement and the Merger. The Company shall also consult with Parent regarding the date of the Company Stockholders Meeting and shall not postpone or adjourn (other than for the absence of a quorum) the Company Stockholders Meeting without the consent of Parent unless this Agreement is first terminated by the Company pursuant to Article VII. Subject to Section 4.3, the Company shall use its commercially reasonable efforts to solicit from stockholders of the Company proxies in favor of the adoption of this Agreement and the approval of the Merger, and shall take all other action required by the applicable rules of The NASDAQ Stock Market, Delaware Law and all other applicable Law to secure the vote or consent of the Company Stockholders to effect the Merger.
5.3 Access to Information; Notice of Certain Matters.
(a) Upon reasonable notice, the Company shall afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours for the period between the Execution Date and the Effective Time or the earlier termination of this Agreement, provided that such access shall be coordinated by Parent with the Company’s chief executive officer or chief financial officer and shall be conducted in such a manner so as not to unreasonably disrupt or interfere with the day-to-day operation of the Company, to (i) all of the Company’s properties, books, Contracts and records, and (ii) all other information concerning the business, properties and personnel of the Company as Parent may reasonably request. The Company agrees to provide to Parent and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

(b) The Company shall provide Parent and its accountants, counsel and other representatives reasonable access, during the period prior to the Effective Time, to all of the Company’s Tax Returns and other records and workpapers relating to Taxes, provided that such access does not unreasonably disrupt the day-to-day operation of the Company.
(c) Subject to compliance with applicable Law, from the Execution Date until the Effective Time or the earlier termination of this Agreement, the Company and Parent shall confer on a regular basis to report operational matters of materiality and the general status of ongoing operations of the Company.
(d) During the period from the Execution Date and prior to the Effective Time or the earlier termination of this Agreement, the Company shall promptly notify Parent in writing of:
(i) the Company’s discovery of any event, condition, fact or circumstance that causes, caused, constitutes or constituted a breach in any material respect of any representation or warranty made by the Company in this Agreement or any other agreement contemplated hereby;
(ii) the Company’s receipt of any written complaints from any customer, supplier, or service provider of the Company or its subsidiaries;
(iii) any material breach of any covenant or obligation by the Company;
(iv) any event, condition, fact or circumstance that may make the timely satisfaction of any of the covenants or conditions set forth in this Article V or Article VI impossible or unlikely; and
(v) any other event, condition, fact or circumstance that is, or could reasonably be expected to be, material (individually or in the aggregate) to the Company or its business, operations or condition, including any notice or other communication from any major customer or major supplier to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with the Company or any of its subsidiaries.
(e) During the period from the Execution Date and prior to the Effective Time or the earlier termination of this Agreement, Parent shall promptly notify the Company in writing of:
(i) Parent’s discovery of any event, condition, fact or circumstance that causes, caused, constitutes or constituted a breach in any material respect of any representation or warranty made by Parent in this Agreement or any other agreement contemplated hereby;
(ii) any material breach of any covenant or obligation by Parent; and

(iii) any event, condition, fact or circumstance that may make the timely satisfaction of any of the covenants or conditions set forth in this Article V or Article VI impossible or unlikely.
(f) No investigation by Parent or any of its officers, directors, employees, investment bankers, attorneys, accountants or other advisors or representatives and no other receipt of information by Parent or any of its officers, directors, employees, investment bankers, attorneys, accountants or other advisors or representatives shall operate as a waiver of, or otherwise affect, any representation or warranty of the Company or any covenant or other provision in this Agreement.
5.4 Confidentiality. The parties acknowledge that Parent and the Company have previously executed a Confidentiality Agreement dated August 31, 2007 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Parent shall observe and perform its obligations under the Confidentiality Agreement with regard to any access provided to Parent or its accountants, counsel and other representatives pursuant to Section 5.3.
5.5 Public Statements and Disclosure. The Company and Parent shall consult with each other before issuing any press releases or otherwise any public statements or other public (or non-confidential) disclosures (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue a press release or make any statements or disclosures without the prior written approval of the other (which consent shall not be unreasonably withheld, delayed or conditioned), except as may be required by Law or by obligations pursuant to any listing agreement with any national securities exchange; provided that no such consultation or approval shall be required to make any disclosure or otherwise take any action permitted by the terms of Section 4.3.
5.6 Consents; Cooperation.
(a) Each of Parent and the Company shall promptly apply for or otherwise seek, and use their respective commercially reasonable efforts to obtain, all consents, waivers and approvals, and other actions or nonactions, and to give all necessary notices to, Governmental Entities and other persons, required to be obtained or made by it for the consummation of the Merger, including those required under HSR, Parent’s material Contracts and the Company’s Material Contracts. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to HSR or any other applicable antitrust or anti-competition Laws of any foreign country.
(b) Each of Parent and the Company shall use their respective commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under HSR, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Laws, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”) or any laws, rules or regulations governing the operation of gaming establishments or the provision of products or services to gaming establishments or patrons of such gaming establishments (collectively, “Gaming Laws”). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law or Gaming Law, each of Parent and the Company shall cooperate and use their respective commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an “Order”), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless by mutual agreement Parent and the Company decide that litigation is not in their respective best interests. Each of Parent and the Company shall use their respective commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under HSR or other Antitrust Laws or Gaming Laws with respect to such transactions as promptly as possible after the execution of this Agreement.
(c) Notwithstanding anything to the contrary in Section 5.6(a) or (b), Parent and Merger Sub (i) shall not be required to, and the Company and its subsidiaries shall not without the written consent of Parent, divest or hold separate, or enter into any licensing arrangement with respect to, any of its or its subsidiaries’ businesses, product lines or assets or to take or agree to take any other action or agree to any limitation with respect to any of its or its subsidiaries’ businesses (in each case including the Company and its subsidiaries), and (ii) Parent may in its sole and absolute discretion, but shall not be obligated to, litigate or participate in the litigation of any suit, claim, action, investigation or proceeding, whether judicial or administrative, brought by any Governmental Entity, with regard to any of the matters described in clause (i) or otherwise challenging or seeking to restrain or prohibit consummation of the Merger or any of the other transactions contemplated hereby.
(d) The Company shall use commercially reasonable efforts to furnish Parent, on or prior to the Closing Date, with evidence satisfactory to it of the consent or approval of those Persons whose consent or approval shall be required in connection with the Merger under the Contracts of the Company set forth, or required to be set forth, on Section 2.24 of the Company Disclosure Schedule.
5.7 FIRPTA. The Company shall, on or prior to the Closing Date, provide Parent with a properly executed FIRPTA Notification Letter, substantially in the form attached hereto as Exhibit B, that states that shares of capital stock of the Company do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3). In addition, simultaneously with delivery of such Notification Letter, the Company shall provide to Parent, as agent for the Company, a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and substantially in the form attached hereto as Exhibit C, along with written authorization for Parent to deliver such notice form to the IRS on behalf of the Company upon the Closing of the Merger.
5.8 Legal Requirements. Each of Parent and the Company shall take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other Person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.
5.9 Employee Benefit Plans.
(a) Treatment of the Company Options.
(i) Consistent with the terms of the Company Stock Option Plans and the documents governing the outstanding Company Options under such plans, except as otherwise set forth on Section 5.9(a) of the Company Disclosure Schedule, the Merger will not accelerate the exercisability or vesting of the Company Options and at the Effective Time.
(ii) The Company Board of Directors shall, to the extent necessary, take appropriate action, prior to or as of the Effective Time, to approve, for purposes of Section 16(b) of the Exchange Act, the deemed disposition and cancellation of the Company Options in the Merger.
(b) Employee Plans.
(i) Parent agrees that, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, the employees of the Company and its subsidiaries who continue employment with the Surviving Corporation or its subsidiaries (the “Acquired Employees”) will be provided with retirement and welfare benefits (other than equity based benefits) under employee benefit plans that are no less favorable in the aggregate than those currently provided by Parent to its similarly-situated employees. Parent shall use commercially reasonable efforts to cause any employee benefit plans in which the Acquired Employees become entitled to participate to take into account for purposes of eligibility and vesting thereunder, except to the extent it would result in a duplication of benefits, employment service with the Company and its subsidiaries as if such service were with Parent, to the same extent that such service was credited under a comparable Company Plan. Parent shall, or shall cause the Surviving Corporation to,
(A) with respect to any life, health or disability insurance plan that, after the Effective Time, covers Acquired Employees and replaces a Company Plan of similar type, waive all preexisting condition limitations and waiting periods thereunder,
(B) with respect to any health insurance plan that, after the Effective Time, covers Acquired Employees and replaces a Company Plan of similar type, credit each Acquired Employee for any deductibles paid prior to the Effective Time for purposes of determining each Acquired Employee’s satisfaction of that plan’s applicable deductible and out-of-pocket expenses requirements, and

(C) with respect to any life or disability insurance plan, waive any medical certification otherwise required in order to assure the continuation of participation at a level not less than that in effect immediately prior the implementation of such plan (but subject to any overall limit on the maximum amount of coverage under such plans);
provided, however, each and every one of Parent’s obligations set forth in this sentence shall be subject to the outcome of its good faith negotiations with the relevant insurance carriers.
Notwithstanding the foregoing, nothing contained in this Agreement shall (1) be treated as an amendment of any particular Plan, or limit in any way the ability of Parent or any of its subsidiaries (including after the Effective Time the Surviving Corporation and its subsidiaries) to amend or terminate any particular Plan, (2) give any employee of the Company or any of its subsidiaries or any other third party any right to enforce the provisions of this Section 5.9 or (3) obligate Parent, the Surviving Corporation or any of their affiliates to (x) offer or maintain any particular benefit plan or type of compensation or employee benefit or (y) continue the employment of any particular employee.
(ii) Prior to the Effective Time, if requested by Parent, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall (1) cause to be amended the employee benefit plans and arrangements of it and its subsidiaries to the extent necessary to provide that no employees of Parent and its subsidiaries shall commence participation therein following the Effective Time unless the Surviving Corporation or such subsidiary explicitly authorizes such participation and (2) cause the Company’s 401(k) Plan and any other Company Plans specified by Parent to be terminated effective immediately prior to the Effective Time. If Parent requests that any of the Company Plans be terminated, the Company shall adopt resolutions and shall take all other actions necessary to effect the termination of any such plans, to be effective no later than the Closing Date, and shall provide to Parent executed resolutions by the Board of Directors of the Company authorizing the termination of any such plans.
5.10 Indemnification; Directors’ and Officers’ Insurance.
(a) For six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its subsidiaries to, honor and fulfill in all respects the obligations of the Company and its subsidiaries under any and all indemnification agreements disclosed in Section 2.22(a) of the Company Disclosure Schedule between the Company or any of its subsidiaries and any of its current or former directors and officers (the “Indemnified Parties”). In addition, for a period of six (6) years following the Effective Time, Parent shall (and shall cause the Surviving Corporation and its subsidiaries to) cause the certificate or articles of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable to the beneficiaries thereof as the indemnification and exculpation provisions contained in the certificate or articles of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries immediately prior to the Effective Time, and during such six (6) year period, such provisions shall not be amended, repealed or otherwise modified in any respect, except as required by applicable Law. For purposes of this Section 5.10(a), those provisions providing for indemnification and exculpation contained in Parent’s certificate of incorporation and bylaws immediately prior to the Effective Time shall be deemed to be sufficient in scope to satisfy Parent’s obligations as to such indemnification and exculpation provisions if maintained through such six (6) year period.
(b) For six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain in effect an officers’ and directors’ liability insurance policy (the “D&O Policy”) in respect of acts or omissions occurring on or prior to the Effective Time covering each such Person currently covered by such policy of the Company as in effect on the date hereof on terms that in the aggregate are no less favorable to such Persons than those of such policy of the Company as in effect on the date hereof, which policy may be a “tail” or “runoff” policy; provided that, in satisfying their obligations under this Section 5.10(b), Parent and Surviving Corporation shall not be obligated to pay annual premiums in excess of 125% of the Annual Premium or a premium for the tail or runoff policy in excess of 200% of the Annual Premium; provided, however, that if Parent and the Surviving Corporation would otherwise be required to expend more than 125% of the Annual Premium for an annual policy or more than 200% of the Annual Premium for such a tail or runoff policy, then they shall obtain as much comparable insurance as possible for an annual premium equal to 125% of the Annual Premium or a premium equal to 200% of the Annual Premium, as the case may be. Notwithstanding the foregoing, prior to the Effective Time, the Company may purchase a directors’ and officers’ liability insurance tail or runoff insurance program, in form and substance reasonably satisfactory to Parent, effective as of the Effective Time, covering a period of six (6) years from and after the Effective Time with respect to acts or omissions occurring on or prior to the Effective Time; provided that the premium for such coverage shall not exceed 200% of the Annual Premium. In the event that the Company purchases such a “tail” or “runoff” policy prior to the Effective Time, Parent and the Surviving Corporation shall maintain such tail or runoff policy in full force and effect in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 5.10(b) for so long as such tail or runoff policy shall be maintained in full force and effect. The Company represents to Parent that the amount per annum the Company paid for the D&O Policy for the period from January 1, 2007 to December 31, 2007 (the “Annual Premium”) is as set forth in Section 5.10(b) of the Company Disclosure Schedule. Neither Parent or the Company shall be deemed in breach of their obligations to maintain any insurance policy pursuant to this Section 5.10(b) as to any Indemnified Party that is denied coverage under such insurance policy by the issuer or underwriter thereof as a result of any act or omission of an Indemnified Person in connection with the application for such insurance policy or any claim thereunder.
5.11 Takeover Statutes. If any Takeover Statute shall become applicable to the transaction contemplated hereby, the Company and the members of the Board of Directors of the Company shall grant such approvals and take such actions as are necessary so that the Merger and the transactions contemplated hereby may be commenced as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation in the transaction contemplated hereby, except, in each such case, to the extent required in the exercise of the fiduciary duties of the Board of Directors of the Company under applicable Law as advised by independent counsel.
5.12 Notices. The Company shall give all notices and other information required to be given to all gaming regulatory authorities in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby in order to preserve, protect and maintain in full force and effect all Company Authorizations through and including the Effective Time. The Company shall give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, if applicable, and any applicable government authority under the WARN Act, the National Labor Relations Act, the Code, the Consolidated Omnibus Budget Reconciliation Act, and other applicable Law in connection with the transactions provided for in this Agreement. To the extent that Parent or Merger Sub’s involvement is required by any joint notice or joint information provisions requirement of any gaming regulatory authority, Parent and Merger Sub shall reasonably cooperate with the Company in connection with providing the notices and other information under this Section 5.12.
5.13 Redemption Agreement. The Company shall maintain the Redemption Agreement in full force and effect, and the Company shall cause all conditions precedent to the Company’s redemption of all of the Convertible Notes and all of the Warrants pursuant to the Redemption Agreement that can by their terms be satisfied or performed by the Company, (and thereby excluding such conditions as the consummation of the Merger and Parent’s payment of the consideration provided for in the Redemption Agreement on behalf of the Company), to be satisfied or waived not later than two (2) business days after the last to be satisfied or waived of the conditions set forth in Section 6.3 (other than the condition set forth in Section 6.3(d)).
5.14 Further Assurances. Parent, Merger Sub and the Company shall use their respective commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby. Without limiting the generality of the foregoing, (i) to the extent that any applicable Law requires the surrender of any Company Authorization (including but not limited to any financial services regulatory license to issue money orders or quasi-cash negotiable instruments) upon the Effective Time, the Company shall cooperate with Parent and the Merger Sub in effecting such surrender, (ii) to the extent that any applicable Law permits the assignment or transfer of any Company Authorization to Parent or the retention of any Company Authorization by the Surviving Corporation upon the Effective Time, the Company shall cooperate with Parent and the Merger Sub in effecting such assignment, transfer or retention, and (iii) to the extent necessary or advisable for the Surviving Corporation to continue to operate the Company’s business following the Effective Time in substantially the same manner in which the Company conducts its business prior to the Effective Time, the Company shall cooperate with Parent and the Merger Sub in preparing for an orderly transition including but not limited to transitioning operational procedures and customer relationships.
ARTICLE VI
CONDITIONS TO THE MERGER
No party may refuse to close as to any condition that remains unsatisfied where such party’s failure to fulfill its obligations under this Agreement shall have been the cause of, or resulted in, such condition’s not being satisfied; provided, however, that no party shall be obligated to close in the absence of fulfillment of any such condition, where a closing without fulfillment of such condition would result in a violation of applicable Law.
6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions:
(a) Stockholder Approval. The Requisite Stockholder Approval shall have been obtained.
(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition shall be in effect that has the effect of preventing the consummation of the Merger, nor shall any proceeding brought by a Governmental Entity that has jurisdiction over the Company or Parent or any of their respective affiliates seeking any of the foregoing be pending.
(c) No Litigation. There shall not be pending any claim, suit, action or proceeding brought or filed by any third party that has a reasonable likelihood of success or by any Governmental Entity, (i) challenging or seeking to restrain or prohibit the consummation of the Merger or the other transactions contemplated by this Agreement, (ii) seeking to prohibit or limit in any material respect, or place any materially adverse conditions on, the ownership or operation of the Company by the Parent or the ownership by the Company or Parent of all or any significant portion of the business or assets of the Company or its subsidiaries or to require Parent or the Company to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any significant portion of the business or assets of the Company or its subsidiaries or Parent or its subsidiaries, in each case as a result of or in connection with the transactions contemplated by this Agreement, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of Company Capital Stock or any shares of capital stock of the Surviving Corporation, including the right to vote the Company Capital Stock or the shares of capital stock of the Surviving Corporation on all matters properly presented to the stockholders of the Company or the Surviving Corporation, respectively, or (iv) seeking to (A) prohibit Parent from effectively controlling in any material respect the business or operations of the Company or its subsidiaries or (B) prevent the Company or its subsidiaries from operating any of their business in substantially the same manner as operated by the Company and its subsidiaries prior to the date of this Agreement.
(d) No Illegality. No Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.
(e) Governmental Approval. Parent, Merger Sub and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary to consummate the Merger, including such approvals, waivers and consents as may be required under HSR and including such approvals, waivers and consents as may be required by any gaming regulatory authority in order to preserve, protect and maintain in full force and effect all Company Authorizations through and including the Effective Time.
6.2 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions, any of which may be waived, in writing, by the Company:
(a) Representations, Warranties and Covenants.
(i) The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects on and as of the Execution Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except to the extent that any such representation and warranty of Parent speaks specifically as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except in each case where the failure to be true and correct has not had, and would not reasonably be expected to result in, a Parent Material Adverse Effect.
(ii) Parent shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by Parent as of the Closing Date.
(b) Certificate of Parent. The Company shall have received a certificate executed on behalf of Parent by an authorized officer to the effect set forth in Section 6.2(a).
(c) Tail Insurance. The directors’ and officers’ liability insurance tail or runoff insurance program contemplated by Section 5.10(b) shall have been purchased and shall be effective by its terms no later than the Effective Time.
6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions, any of which may be waived, in writing, by Parent:
(a) Representations, Warranties and Covenants.
(i) (A) The representation and warranty of the Company set forth in Section 2.5(i) shall be true and correct in all respects, and the representations and warranties of the Company set forth in Sections 2.1(a), 2.2, 2.4(b) and 2.32 shall each be true and correct in all material respects, in each case as of the Execution Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except to the extent that any such representation and warranty of the Company speaks specifically as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) and (B) the representations and warranties of the Company set forth in this Agreement other than those contemplated by clause (A) (without giving effect to any limit as to materiality or Material Adverse Effect or any similar limit set forth herein) shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except to the extent that any such representation and warranty of the Company speaks specifically as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in the case of this clause (B), where the failure to be true and correct has not had, and would not reasonably be expected to result in, a Company Material Adverse Effect.
(ii) The Company shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by the Company as of the Closing Date.
(b) No Company Material Adverse Effect. Since the Execution Date, there shall not have occurred any Company Material Adverse Effect.
(c) Certificate of the Company. Parent shall have received a certificate executed on behalf of the Company by its chief executive officer and chief financial officer to the effect set forth in Sections 6.3(a) and 6.3(b).
(d) Redemption of Notes and Warrants. The Redemption Agreement shall be in full force and effect, and all conditions precedent to the Company’s redemption of all of the Convertible Notes and all of the Warrants pursuant to the Redemption Agreement, that can by their terms be satisfied or performed by the Company, (and thereby excluding such conditions as the consummation of the Merger and Parent’s payment of the consideration provided for in the Redemption Agreement on behalf of the Company), shall have been satisfied or waived.
(e) Transaction Fees. The Transaction Fees shall not be more than the sum of $2,500,000 plus up to $250,000 of any Excess Working Capital.
(f) Working Capital. The Company’s net working capital on the fifth (5th ) business day prior to the Closing Date (defined as current assets less current liabilities (as adjusted for the elimination of short-term debt liability associated with the Convertible Notes, the elimination of liabilities for Transaction Fees, the elimination of liabilities arising from the obligation to pay premiums for the D&O Policy and without regard to any liability to Parent arising from Parent’s payment of any amounts under the Redemption Agreement on the Company’s behalf) under GAAP and computed according to Schedule 6.3(f) attached hereto) shall not be materially less than the Company’s net working capital at March 31, 2008, as reflected in the Company’s balance sheet at March 31, 2008 (as adjusted for the elimination of short-term debt liability associated with the Convertible Notes).
(g) Legal Opinion. Parent shall have received the written opinion of Manatt, Phelps & Phillips, LLP, in form and substance reasonably satisfactory to Parent, with respect to the matters set forth on Exhibit E hereto.
(h) Dissenter’s Rights. The number of Dissenting Shares shall represent no more than 10% of the outstanding Company Capital Stock.

(i) Third Party Consents. Parent shall have received from the Company duly executed copies of all third-party consents and notices as set forth in Section 2.24) of the Company Disclosure Schedule.
(j) Resignation of Officers and Directors. The directors and officers of the Company and its subsidiaries in office immediately prior to the Effective Time will have resigned as directors and officers of the Company and its subsidiaries in writing as of the Effective Time.
(k) Governmental Approvals. Each of Parent and the Company shall have and each of their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for the consummation of, or in connection with, the transactions contemplated hereby.
(l) Preservation of Joint Venture. The Company’s joint venture with Bally Technologies and Scotch Twist, LLC shall be continuing in full force and effect and the Company shall not have received any notice of the intent of either Bally Technologies or Scotch Twist, LLC to terminate such joint venture.
(m) No Significant Customer Loss. No customers from whom the Company generated gross revenues during the fiscal year ended December 31, 2007 representing at least 10% of the Company’s gross revenues during such fiscal year shall have terminated their relationships with the Company, materially diminished their use of the Company’s products or services or indicated their intent to do either of the foregoing.
(n) Amendments of Executive Employment Agreements. The amendments of the executive employment agreements by and between the Company and each of the key employee(s) of the Company entered into on the Execution Date shall be in full force and effect.
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
7.1 Termination.
(a) At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, this Agreement may be terminated:
(i) by mutual written consent duly authorized by each party’s Board of Directors;
(ii) by either Parent or the Company, if the Closing shall not have occurred on or before December 31, 2008 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 7.1(a)(ii) shall not be available to any party whose action or failure to act has been the principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(iii) by either Parent or the Company, if the Requisite Stockholder Approval shall not have been obtained at the Company Stockholder Meeting or any postponement or adjournment thereof;
(iv) by (A) either Parent or the Company, if (x) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable, or (y) any Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal; (B) Parent, if any permanent injunction or other Order of a court or other competent authority having any of the effects set forth in clauses (i), (ii) or (iii) of Section 6.1(c) shall have become final and nonappealable; or (C) Parent, if any Governmental Entity(ies) in a state or tribal jurisdiction(s) in which at least 5% of the Company’s revenues during the fiscal year ended December 31, 2007 were generated withholds, denies or materially qualifies Parent’s application for a license, approval or waiver under the gaming regulatory Laws in such jurisdiction(s);
(v) by Parent, if
(A) the Company shall breach any representation, warranty, obligation or agreement hereunder or any representation or warranty of the Company hereunder shall have been inaccurate, (other than a breach of Section 4.3 that is specifically addressed in subsection (B) below which breach or inaccuracy (i) has not been waived in writing by Parent, (ii) would give rise to the failure of the conditions to Parent’s obligation to close the Merger set forth in Section 6.3(a) and (iii) has not been cured within 10 days of receipt by Company of notice of breach; provided that the right to terminate this Agreement by Parent under this Section 7.1(a)(v)(A) shall not be available to Parent if Parent is at such time in breach of this Agreement; or
(B) the Company or any of its subsidiaries or their respective officers, directors, employees or representatives have breached or violated the restrictions of Section 4.3 hereof; or
(C) the Board of Directors of the Company shall have (w) changed, qualified or withdrawn the Company Board Recommendation in a manner adverse to Parent, (x) failed to include the Company Board Recommendation in the Proxy Statement, (y) recommended, approved, endorsed (or proposed to recommend, approve or endorse), accepted or agreed to a Takeover Proposal, (z) failed to recommend unequivocally against acceptance of any tender offer or exchange offer for outstanding shares of the Company Common Stock other than by Parent prior to the earlier of the date immediately prior to the date of the Stockholder Meeting or the tenth (10th) business day after the commencement of such tender or exchange offer, or resolved to take any of the actions referenced in the foregoing clauses (w) — (z), inclusive; or
(D) Parent is notified by any Governmental Entity that consummation of or continued pursuit of consummation of the Merger will jeopardize any Company Authorization or any material consent, license, permit, grant, franchise, approval, qualification or other authorization of a Governmental Entity held by Parent as of the Execution Date.

(vi) by the Company:
(A) if Parent shall breach any representation, warranty, obligation or agreement hereunder or any representation or warranty of Parent hereunder shall have been inaccurate, which breach or inaccuracy (i) has not been waived in writing by the Company, (ii) would give rise to the failure of the conditions to the Company’s obligation to consummate the Merger set forth in Section 6.2(a) would not be satisfied and such breach shall not have been cured within ten (10) business days of receipt by Parent of written notice of such breach; and (iii) has not been cured within 10 days of receipt by Parent of notice of breach provided that the right to terminate this Agreement by the Company under this Section 7.1(a)(vi)(A) shall not be available to the Company if the Company is at such time in breach of this Agreement; or
(B) prior to entering into a definitive agreement with respect to a Superior Proposal; provided that (1) the Company has not breached the terms of Section 4.3 with respect to such Superior Proposal, and (2) concurrently with the termination of this Agreement, the Company pays to Parent a cash fee in an amount equal to the Termination Fee Amount set forth in Section 7.3(f) and enters into a definitive agreement with respect to such Superior Proposal.
7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the willful breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement; provided that, notwithstanding the above, (i) the provisions of Section 5.4 (Confidentiality), Section 5.5 (Public Statements and Disclosure), this Section 7.2, Section 7.3 (Expenses and Termination Fees), Section 8.2 (Notices), Section 8.5 (Entire Agreement; Parties in Interest), Section 8.6 (Severability) and Section 8.8 (Governing Law, Jurisdiction and Venue; WAIVER OF JURY TRIAL) shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any willful or intentional breach of this Agreement.
7.3 Expenses and Termination Fees.
(a) Subject to the terms of this Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense.
(b) The Company shall pay Parent a cash fee of $990,000 (less any reimbursement or fee paid by the Company to Parent pursuant to Section 7.3(c) (the “Termination Fee Amount”), by wire transfer of immediately available funds to an account designated in writing by Parent within one (1) business day after satisfaction of all conditions to such payment referenced in this Section 7.3(b), in the event that (A) Parent or the Company terminates this Agreement pursuant to Section 7.1(a)(ii) or Section 7.1(a)(iii), and (B) within twelve (12) months following such termination of this Agreement, either a Takeover Proposal is consummated or the Company enters into a letter of intent or binding Contract providing for a Takeover Proposal. For purposes of this Section 7.3(b), “Takeover Proposal” shall have the meaning set forth in Section 4.3(g) except that all references to 15% therein shall be deemed to be references to 50%.
(c) If Parent terminates this Agreement pursuant to Section 7.1(a)(iii), or if Parent terminates this Agreement pursuant to Section 7.1(a)(ii) because of the failure to be satisfied of the conditions set forth in Section 6.3(e) or Section 6.3(f) on the date by which all of the other conditions contained in Section 6.3 have been satisfied or waived, the Company shall promptly (and in any event within two (2) business days of invoices presented from time to time) reimburse Parent for the reasonable out-of-pocket costs and expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby (including the fees and expenses of its outside advisors, outside accountants and outside legal counsel) up to a maximum aggregate of $300,000 (the “Parent Expenses”).
(d) If Parent terminates this Agreement pursuant to Section 7.1(a)(v)(A), (B) or (C), the Company shall promptly (and in any event within two (2) business days) pay to Parent a cash fee equal to the Termination Fee Amount by wire transfer of immediately available funds to an account designated in writing by Parent.
(e) If the Company shall terminate this Agreement pursuant to Section 7.1(a)(vi)(A), Parent shall promptly (and in any event within two (2) business days of invoices presented from time to time) reimburse the Company for the reasonable out-of-pocket costs and expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby (including the fees and expenses of its outside advisors, outside accountants and outside legal counsel) up to a maximum aggregate of $300,000.
(f) If the Company terminates this Agreement pursuant to Section 7.1(a)(vi)(B), as a condition and prior to such termination, the Company shall pay to Parent a cash fee equal to the Termination Fee Amount by wire transfer of immediately available funds to an account designated in writing by Parent.
(g) Each of the parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, such party would not enter into this Agreement and that the amounts payable hereunder do not constitute a penalty. Each of the parties further agrees that if the other fails to pay the fees required hereunder, and, in order to obtain such payment, such party commences a suit against the other that results in a judgment against for such fees, such non-prevailing party shall pay to the prevailing party its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and interest on such required fees from and including the date payment of the applicable fees ware originally due to (but excluding) the date of actual payment, at the prime rate of Bank of America, National Association in effect on the date such fee payment was originally required to be made.
7.4 Amendment. The boards of directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of the

Agreement by the stockholders of the Company shall not alter or change the amount or kind of consideration to be received on conversion of the Company Capital Stock.
7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions made for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party granting such waiver or extension.
ARTICLE VIII
GENERAL PROVISIONS
8.1 Non-Survival at Effective Time. The representations and warranties set forth in this Agreement shall terminate at the Effective Time.
8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following addresses (or at such other address for a party as shall be specified by such party by like notice):
(a) if to Parent, to:
Global Cash Access, Inc.
3525 East Post Road, Suite 120
Las Vegas, NV 89120
Attention: Chief Executive Officer
Facsimile: (702) 262-5039
Telephone: (702) 855-3000

with a copy to:

Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, California 94304-1018
Attention: Timothy J. Harris
Facsimile: (650) 494-0792
Telephone: (650) 813-5784

(b) if to the Company, to:
Cash Systems, Inc.
7350 Dean Martin Drive, Suite 309
Las Vegas, NV 89139
Attention: Chief Executive Officer
Facsimile: (702) 987-7168
Telephone: (877) 987-7169

with a copy to:

Manatt, Phelps & Phillips, LLP
11355 West Olympic Blvd.
Los Angeles, CA 90064
Attention: Barbara S. Polsky
Facsimile: (310) 312-4224
Telephone: (310) 312-4000
8.3 Interpretation; Certain Definitions. When a reference is made in this Agreement to an Exhibit, Article, Section or sub-section, such reference shall be to an Exhibit, Article, Section or sub-section to or of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”. The phrases “the date of this Agreement” and “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the Execution Date.
“business day” shall mean any day other than Saturday, Sunday or a United States federal holiday.
“Company Capital Stock” shall mean all outstanding shares of Company Common Stock and Company Preferred Stock and all outstanding shares of any other capital stock of the Company as of the Effective Time.
“Company Common Stock” shall mean shares of the common stock of the Company, par value $0.001 per share.
“Company Material Adverse Effect” shall mean any state of facts, change, event, circumstance or effect that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to (x) the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of the Company and its subsidiaries, taken as a whole, or (y) the ability of the Company to perform its obligations under this Agreement and timely consummate the transactions contemplated hereby; provided with respect to the foregoing clause (x), that none of the following shall be deemed in and of itself or themselves to constitute a Company Material Adverse Effect: (a) changes after the date hereof in the economy or financial markets generally in the United States; (b) changes that are the result of acts of war or terrorism; and (c) changes after the date hereof in United States generally accepted accounting principles; provided, further, that, with respect to clauses (a), (b) and (c), such state of facts, change, event, circumstance or effect does not disproportionately adversely affect the Company and its subsidiaries compared to other companies operating in the gaming establishment patron cash access industry.
“Company Options” shall mean any and all options or other rights to purchase or otherwise acquire shares of Company Capital Stock, whether or not presently exercisable or subject to additional conditions prior to exercise, under and pursuant to the 2001 Stock Option Plan and the 2005 Equity Incentive Plan (each, a “Company Stock Option Plan”, and together, the “Company Stock Option Plans”).
“Contract” shall mean any contract, agreement, instrument, commitment, arrangement, understanding, obligation, undertaking or license, whether written or oral.
“Excess Working Capital” shall mean the amount by which the Company’s net working capital (defined as current assets less current liabilities (as adjusted for the elimination of short-term debt liability associated with the Convertible Notes, the elimination of liabilities for Transaction Fees, the elimination of liabilities arising from the obligation to pay premiums for the D&O Policy and without regard to any liability to Parent arising from Parent’s payment of any amounts under the Redemption Agreement on the Company’s behalf) under GAAP and computed according to Schedule 6.3(f) attached hereto) on the fifth (5th) business day prior to the Closing Date exceeds the Company’s net working capital at March 31, 2008 (as adjusted for the elimination of short-term debt liability associated with the Convertible Notes).
“knowledge”, (A) as to Parent or Merger Sub, shall mean actual knowledge of the current officers and directors of such party and its subsidiaries, provided, that such current officers shall have made reasonable due and diligent inquiry of those employees of Parent whom such officers reasonably believe would have actual knowledge of the matters represented, and (B) as the Company, shall mean actual knowledge of Michael Rumbolz, Andrew Cashin, Zev Kaplan and the directors of the Company as of the Execution Date, provided, that such individuals shall have made reasonable due and diligent inquiry of those employees of the Company whom such individuals reasonably believe would have actual knowledge of the matters represented.
“Law” or “Laws” shall mean all federal, state, local, tribal and foreign statutes, laws, rules, regulations, compacts, codes, ordinances, judgments and Orders and the common law
“ordinary course of business”, as to the conduct of business or other affairs or the taking of any action by a party hereto, shall mean that such an action taken by or on behalf of such party shall not be deemed to have been taken in the “ordinary course of business” unless such action is taken in the ordinary course of such party’s normal operations, is consistent with past practice, and is similar in nature and magnitude to actions customarily taken by other companies of equivalent size operating in the same industry in which the Company operates, without any separate or special authorization.
“Parent Material Adverse Effect” shall mean any state of facts, change, event, circumstance or effect that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the ability of Parent to perform its obligations under this Agreement and timely consummate the transactions contemplated hereby.
“Per Share Common Stock Consideration” shall mean cash in the amount $0.50 as may be adjusted pursuant to Section 1.6(d).
“Person” shall mean any corporation, partnership, individual, trust, unincorporated association or other entity or Group (within the meaning of Section 13(d)(3) of the Exchange Act).
“subsidiary” of any Person shall mean any other Person, more than 50% of whose outstanding shares or securities representing the right to vote for the election of directors or other managing authority of such other Person (or if such other Person does not have outstanding shares or securities with such right to vote, as may be the case in a partnership or unincorporated association, more than 50% of whose ownership interests) are owned or controlled, directly or indirectly, by such first Person.
8.4 Counterparts; Facsimile Delivery. This Agreement may be executed in one or more counterparts and delivered by facsimile, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
8.5 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits and the Company Disclosure Schedule, (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms, and (ii) are not intended to and do not confer upon any Person other than the parties hereto any rights or remedies (legal, equitable or otherwise), except as expressly set forth in Section 5.10.
8.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the fullest extent possible, the economic, business and other purposes of such void or unenforceable provision.
8.7 Remedies Cumulative; Specific Performance.
(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the Company or any of its subsidiaries were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the state courts of the State of Nevada located within Clark County, Nevada and any state appellate court therefrom within the State of Nevada, this being in addition to any other remedy to which such party is entitled at law or in equity. The parties hereby waive (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.
8.8 Governing Law; Jurisdiction and Venue; WAIVER OF JURY TRIAL. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without reference to such state’s principles of conflicts of Law. Each of the parties hereto irrevocably (x) consents to the exclusive jurisdiction of the state courts of the State of Nevada located within Clark County, Nevada in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein and agrees that no action, suit or proceeding in connection therewith shall be brought by it or any of its subsidiaries in any other courts, (y) agrees that process may be served upon them in any manner authorized by the Laws of the State of Delaware for such Persons and (z) waives and covenants not to assert or plead any objection that such party might otherwise have to such jurisdiction and such process, including any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. THE PARTIES HERETO IRREVOCABLY WAIVE THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY ACTIONS, SUITS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE TRANSACTIONS CONTEMPLATED HEREBY.
8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties hereto, and any attempt to make any such assignment without such consent shall be null and void, provided that Merger Sub may assign any or all of its rights, interests and obligations to Parent or any affiliate of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
8.11 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a sum for its attorneys’ fees and all other costs and expenses incurred in such action or suit.
[Signatures Follow On Separate Page.]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have each caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

CASH SYSTEMS, INC.

Name:

Title:

GLOBAL CASH ACCESS, INC.

Name:

Title:

CARD ACQUISITION SUBSIDIARY, INC.

Name:

Title:

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

APPENDIX I
INDEX OF DEFINED TERMS

Defined Term	Section

Agreement	Introduction
Annual Premium	5.10(b)
Antitrust Laws	5.6(b)
business day	8.3
Certificate of Merger	1.2
Certificate	1.7(c)(i)
Closing	1.2
Closing Date	1.2
Code	1.9
Company	Introduction
Company Authorizations	2.8
Company Balance Sheet	2.6(a)
Company Balance Sheet Date	2.4(b)
Company Board Recommendation	2.20
Company Capital Stock	8.3
Company Common Stock	8.3
Company Disclosure Schedule	Article II
Company Financial Statements	2.4(b)
Company Material Adverse Effect	8.3
Company Preferred Stock	8.3
Company Options	8.3
Company Stockholder	1.7(c)(iii)
Company Stockholders Meeting	5.2
Company SEC Documents	2.4(a)
Company Stock Option Plan(s)	8.3
Confidential Information	2.10(h)
Confidentiality Agreement	5.4
Contract	8.3
Convertible Notes	1.6(f)
Defined Benefit Plan	2.13(a)(i)
Delaware Law	1.1
Dissenting Shares	1.11
D&O Policy	2.10(b)
Effective Time	1.2
Environmental Laws	2.11
ERISA	2.13(a)(ii)
Excess Working Capital	8.3
Exchange Act	2.4(a)
Execution Date	Introduction

Defined Term	Section

Fairness Opinion	2.32
GAAP	Article II
Gaming Laws	5.6(b)
Governmental Entity	2.3(c)
Hazardous Materials	2.11
HSR	2.3(c)(iv)
Indebtedness	2.4(h)
Indemnified Parties	5.10(a)
Intellectual Property	2.10(a)
IRS	2.13(h)
Knowledge	8.3
Law	8.3
Leased Premises	2.25(a)
Leases	2.25(a)
Material Contracts	2.22
Member of the Controlled Group	2.13(a)(iii)
Merger	Recital A
Merger Sub	Introduction
Multiemployer Plan	2.13(a)(iv)
New Exercise Date	5.9(b)
Option Exchange Ratio	5.9(a)(i)
Order	5.6(b)
ordinary course of business	8.3
Parent	Introduction
Parent Common Stock	5.9(a)(i)
Parent Expenses	7.3(c)
Parent Material Adverse Effect	8.3
Parent Option	5.9(a)
Paying Agent	1.7(a)
Per Share Common Stock Consideration	8.3
Person	8.3
Plans	2.13(b)
Proceeding	2.7
Products	2.10(b)
Proxy Statement	5.1
Redemption Agreement	1.6(f)
Representatives	4.3(a)
Requisite Stockholder Approval	2.19
SEC	Article II
Securities Act	2.4(a)
SOX	2.4(c)
subsidiary	8.3

Defined Term	Section

Superior Proposal	4.3(h)
Surviving Corporation	1.1
Takeover Proposal	4.3(g)
Takeover Statute	2.29
Tax Authority	2.12(g)
Tax Return	2.12(g)
Tax, Taxes and Taxable	2.12(g)
Termination Fee Amount	7.3(b)
Third Party Intellectual Property Rights	2.10(c)
Transaction Fees	2.6(b)
Warrants	1.6(f)

SCHEDULE 6.3(f)
CALCULATION OF WORKING CAPITAL
The following sets forth the calculation of the Company’s net working capital at March 31, 2008 (as adjusted for the elimination of short-term debt liability associated with the Convertible Notes) and the calculation of the Company’s net working capital on the fifth (5th) business day prior to the Closing Date (as adjusted for the elimination of short-term debt liability associated with the Convertible Notes, the elimination of liabilities for Transaction Fees, the elimination of liabilities arising from the obligation to pay premiums for the D&O Policy and without regard to any liability to Parent arising from Parent’s payment of any amounts under the Redemption Agreement on the Company’s behalf).

		At 5th business day
	March 31, 2008	prior to Closing Date
CURRENT ASSETS
Cash	$13,408,127
Restricted cash	630,906
Current portion of prepaid commissions	428,908
Current portion of loans receivable	1,441,815
Settlements due from credit card processors	5,630,035
Settlements due from ATM processors	12,425,412
Other current assets	7,930,474

Total Current Assets	$41,895,677

CURRENT LIABILITIES
Checks issued in excess of cash in bank	$8,031,664
Short-term debt, net	12,100,000
Elimination of short-term debt for purposes of calculation	(12,100,000)	—
Elimination of liabilities for Transaction Fees		[ ]
Elimination of liabilities arising from D&O Policy premiums		[ ]
Accounts payable trade	1,922,469
Credit card cash advance fees payable	1,696,789
ATM commissions payable	2,556,061
Credit card chargebacks payable	620,452
Check cashing commissions payable	235,117
Deferred Revenues	459,526
Other accrued expenses	20,398,760

Total Current Liabilities	$35,920,838

Working Capital	$5,974,839